03032264

BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

SEC MAIL PROCESSING RECEIVED SEP 22 2003 WASH, D.C. 155

September 16, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

PROCESSED SEP 26 2003 THOMSON FINANCIAL

SUPPL

Re: Auterra Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4653

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since June 17, 2003:

A. Copy of Yukon Annual Return as at February 12, 2003.

B. Copy of Yukon Notice of Change of Directors dated August 22, 2003.

C. Copy of the Issuer's Annual Report on Form 16 as of March 30, 2003.

D. Copy of British Columbia Notice of Change of Directors dated August 22, 2003.

E. Annual General Meeting

- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

F. Audited Financial Statements and accompanying Quarterly Report

dlw 9/25

- copy of audited financial statements for the year ended February 28, 2003 with relevant Quarterly report on BC Form 51-901F is inserted with the Information Circular.

G. Unaudited Financial Statements and accompanying Quarterly Reports

- copy of unaudited financial statements for the period ended May 31, 2003 with relevant Quarterly report on BC Form 51-901F.

H. Copies of news releases issued during the relevant period.

I. Copy of Form 45-103F4 filed with the British Columbia Securities Commission.

J. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

K. Copy of TSX Venture Exchange letter of approval.

L. Copy of Annual Information Form filed with the British Columbia and Alberta Securities Commissions.

M. Copies of Forms 45-102F2 filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

SEC MAIL PROCESSING RECEIVED SEP 22 2003 WASH. D.C. 205 SECTION

September 16, 2003

COPY

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Auterra Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4653

BY: ____

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since June 17, 2003:

A. Copy of Yukon Annual Return as at February 12, 2003.

B. Copy of Yukon Notice of Change of Directors dated August 22, 2003.

C. Copy of the Issuer's Annual Report on Form 16 as of March 30, 2003.

D. Copy of British Columbia Notice of Change of Directors dated August 22, 2003.

E. Annual General Meeting

- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

F. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended February 28, 2003 with relevant Quarterly report on BC Form 51-901F is inserted with the Information Circular.

G. Unaudited Financial Statements and accompanying Quarterly Reports

- copy of unaudited financial statements for the period ended May 31, 2003 with relevant Quarterly report on BC Form 51-901F.

H. Copies of news releases issued during the relevant period.

I. Copy of Form 45-103F4 filed with the British Columbia Securities Commission.

J. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

K. Copy of TSX Venture Exchange letter of approval.

L. Copy of Annual Information Form filed with the British Columbia and Alberta Securities Commissions.

M. Copies of Forms 45-102F2 filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82- 4653

BUSINESS CORPORATIONS ACT (YUKON)

SEC MAIL PROCESSING
SEP 2 2 2003
WASH. DC SECTION

ANNUAL RETURN

1. Corporation Name: AUTERRA VENTURES INC.

2. Corporate Access Number: 28611

3. Corporation's registered office address is:

   501 - 905 West Pender Street
   Vancouver, BC V6C 1L6

4. This report contains information as at: February 12, 2003

5. Corporation's registration date in the Yukon: February 12, 2001

6. Names and addresses of the Directors are:

   Raymond Roland
   305 – 1132 Haro Street
   Vancouver, BC V6E 1C9

   Tom Torrance
   202 - 3288 Capilano Crescent
   North Vancouver, BC V7R 4H7

   Vic Berar
   8291- No. 4 Road
   Richmond, BC V6Y 2T7

   Stephen Kenwood
   2073 - 149th Street
   Surrey, BC V4A 8L4

7. The names, addresses and office held of the Officers are:

   Raymond Roland
   305 – 1132 Haro Street
   Vancouver, BC V6E 1C9

   President, CEO, CFO

   David Beruschi
   310 5th Street East
   Revelstoke, BC V0E 2S0

   Secretary

8. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

   (a) Directors,
   (b) Registered Office Address,
   (c) Attorney(s) Address(es),
   (d) The constating documents of the Corporation.

DATED as of the12th day of February, 2003.

Roland
Authorized Signatory

President
Title

82-4653

YUKON BUSINESS CORPORATIONS ACT
(Sections 107, 114, and 290)

Form 1-03

NOTICE OF DIRECTORS AND OFFICERS OR
NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

---

1. Name of Corporation: AUTERRA VENTURES INC.

---

2. Notice is given that on the 16th day of June, 2003, the following person(s) was appointed Director(s):

NAME	MAILING ADDRESS:
BRIAN HARRIS	4760 Williams Road, Richmond, BC V7E 1J9

---

3. Notice is given that on the ________ day of __________________, 2001, the following person(s) ceased to hold office as Director(s):

NAME	MAILING ADDRESS:

---

4. The Officers of the Corporation as of this date are:

NAME	OFFICES HELD
RAYMOND ROLAND	President, CEO, CFO
DAVID BERUSCHI	Secretary

5.

DATE	SIGNATURE	TITLE
August 22, 2003	Roland	Raymond Roland, President

82-4653

![BC logo]

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

AUTERRA VENTURES INC.
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

DO NOT MAIL THIS FORM

This form must be filed on the Internet. See reverse for details.

Filing Fee: $35
A BC Online service fee of $1.61 applies.

C ACCESS CODE
23952821

D CERTIFICATE OF INCORPORATION NUMBER
343037

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1988 MARCH 30

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2003 MARCH 30

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BERAR,	VIC	8921 NO 4 ROAD RICHMOND BC	V6Y2T7
KENWOOD,	STEPHEN	2073 149TH STREET SURREY BC	V3L4W2
ROLAND,	RAYMOND	SUITE 305 1132 HARO ST VANCOUVER BC	V6E1C9
TORRANCE,	TOM	202 3288 CAPILANO CRES NORTH VANCOUVER BC	V7R4H7

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BERUSCHI, SECRETARY	DAVID	301 5TH ST E, BOX 833, REVELSTOKE BC	V0E2S0

Note: Please sign and date on last page

[redacted]

AR

Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
343037

AUTERRA VENTURES INC.

Please check this form for any errors or ommissions.

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
ROLAND, PRESIDENT/CEO/CFO	RAYMOND	SUITE 305 1132 HARO ST VANCOUVER BC	V6E1C9

CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X Roland

(Prescribed)

DATE SIGNED
YYYY MM
2003 04

82-4653

NOTICE OF DIRECTORS
Form 8
(Section 113 Company Act)

INSTRUCTIONS:

1. Please type or print in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occur on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

343037

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

A FULL NAME OF COMPANY

AUTERRA VENTURES INC.

C DATE OF CHANGE (Y/M/D)

2003/06/16

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
Harris	Brian

E Full names and addresses of all the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
Roland	Raymond W.	305 - 1132 Haro St., Vancouver, BC V6E 1C9
Berar	Vic	8291 No. 4 Road, Richmond, BC V6Y 2T7
Harris	Brian	4760 Williams Road, Richmond, BC V7E 1J9
Kenwood	Stephen	2073 149th Street, Surrey, BC V4A 8L4
Torrance	Tom	202 3288 Capilano Cres, North Vancouver, BC V7R 4H7

F **CERTIFIED CORRECT** - I have read this form and found it to be correct

Signature of a current Director, Officer, or Company Solicitor

Roland

DATE SIGNED

Y	M	D
03	08	22

82-4653

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Auterra Ventures Inc.	**May 31, 2003**	**2003/07/28**

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2003/07/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Vic Berar"	Vic Berar	2003/07/28

AUTERRA VENTURES INC.

Interim Financial Statements
For the three months ended May 31, 2003 and 2002

(Unaudited – Prepared by Management)

AUTERRA VENTURES INC.
INTERIM BALANCE SHEET
(Unaudited – Prepared by Management)

		May 31, 2003		February 28, 2003
				(Audited)
ASSETS				
Current Assets				
Cash	$	721	$	132
Cash in trust		3,837		96
Account receivable (Note 7c)		58,749		58,749
Goods and services tax recoverable		9,518		8,077
Prepaid expenses		2,198		9,409
Marketable securities (Notes 2 and 4)		3,000		3,000
		78,023		79,463
Due from Related Party (Note 5)		1,576		1,576
Property, Plant and Equipment (Notes 2 and 6)		8,003		8,549
Mineral Properties, including deferred costs (Notes 2 and 7)		362,205		343,361
	$	449,807	$	432,949
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	394,347	$	361,117
Due to related parties (Note 8)		162,115		143,368
		556,462		504,485
Loan Payable (Note 9)		8,439		8,274
		564,901		512,759
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share Capital (Note 10)		2,351,734		2,351,734
Deficit		(2,466,828)		(2,431,544)
		(115,094)		(79,810)
	$	449,807	$	432,949

Approved on Behalf of the Board:

"Raymond Roland" — Director

"Vic Berar" — Director

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
INTERIM STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MAY 31, 2003 AND 2002
(Unaudited – Prepared by Management)

	2003	2002
ADMINISTRATION COSTS:		
Accounting and audit	$ 2,000	$ 7,000
Amortization	545	745
Interest	5,698	4,457
Management fees	7,500	7,500
Office and miscellaneous	1,585	4,507
Legal fees	6,689	505
Rent	9,000	9,000
Transfer agent and filing fees	2,009	3,664
Travel and promotion	96	5,804
	35,122	43,182
OTHER ITEMS:		
Interest income	(3)	(5)
Interest on long term debt	165	-
NET LOSS FOR THE PERIOD	35,284	43,177
DEFICIT AT BEGINNING OF PERIOD	2,431,544	2,240,129
DEFICIT AT END OF PERIOD	$ 2,466,828	$ 2,283,306
Loss per share	$ (0.01)	$ (0.01)

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MAY 31, 2003 AND 2002
(Unaudited – Prepared by Management)

	2003	2002
OPERATING ACTIVITIES:		
Net loss for the period	$ (35,284)	$ (43,177)
Adjustments:		
Amortization	545	745
Interest on long term debt	165	-
	(34,574)	(42,432)
Changes in non-cash working capital items:		
Account receivable	-	27,500
Goods and services tax recoverable	(1,441)	(1,448)
Prepaid expenses	7,210	(53)
Accounts payable and accrued liabilities	33,232	25,963
Due to related parties	18,747	10,077
	23,174	(13,058)
FINANCING ACTIVITIES:		
Share capital issued for cash	-	4,800
INVESTING ACTIVITIES:		
Acquisition costs of mineral properties	(15,000)	-
Deferred exploration and development costs, net of mineral exploration tax credit and exploration grant	(3,844)	2,734
	(18,844)	2,734
INCREASE (DECREASE) IN CASH	4,330	27,141
CASH, BEGINNING OF PERIOD	228	2,817
CASH, END OF PERIOD	$ 4,558	$ 29,958
Cash consists of:		
Cash	$ 721	$ 29,712
Cash in trust	3,837	246
	$ 4,558	$ 29,958

Supplemental Cash Flow Information (Note 12)

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
INTERIM SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE THREE MONTHS ENDED MAY 31, 2003 AND 2002
(Unaudited – Prepared by Management)

	Auterra Properties	AR Properties	Rabbit North Properties	2003 Total	Auterra Properties	AR Properties	Haines Gabbro Properties	2002 Total
Exploration and Development Costs:								
Administration and miscellaneous	$ 308	$ -	$ -	$ 308	$ -	$ -	$ -	$ -
Geological	-	-	3,536	3,536	-	-	-	-
Total costs incurred during the period	308	-	3,536	3,844	-	-	-	-
Exploration grant	-	-	-	-	-	(2,734)	-	(2,734)
Balance of Costs at Beginning of Period	83,433	77,428	-	160,861	80,860	77,428	25,639	183,927
	83,741	77,428	3,536	164,705	80,860	74,694	25,639	181,193
Cost recovery	-	-	-	-	-	-	(25,639)	(25,639)
Balance of Costs at End of Period	$ 83,741	$ 77,428	$ 3,536	$ 164,705	$ 80,860	$ 74,694	$ -	$ 155,554

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
MAY 31, 2003
(Unaudited – Prepared by Management)

1. INTERIM REPORTING

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's February 28, 2003 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual February 28, 2003 financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

Exploration costs renounced due to flow-through share subscription agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

b. Values

The amounts shown for mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

d. Marketable Securities

Marketable securities are valued at the lower of cost and market value. Shares are valued at cost if their decline in market value is considered temporary.

e. Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Automobile	30%
Furniture and fixtures	20%

In the year of acquisition, amortization is recorded at one-half the normal rate.

f. Loss per Share

Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

g. Incentive Stock Option Plan

The Company has not adopted a formal incentive option plan, but has granted stock options as described in Note 10. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

h. Use of Estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from these estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash in trust, account receivable, marketable securities, due from related party, accounts payable and accrued liabilities, due to related parties and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

4. MARKETABLE SECURITIES

	2003		2002	
	Cost	Market Value	Cost	Market Value
Cora Resources Ltd. (100,000 shares)	$ 3,000	$ 3,000	$ 4,000	$ 4,000

5. DUE FROM RELATED PARTY

An amount due from a corporation controlled by the President of the Company is unsecured, non-interest bearing and has no specific terms of repayment.

6. PROPERTY, PLANT AND EQUIPMENT

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 11,336	$ 6,969	$ 4,367	$ 6,239
Furniture and fixtures	6,600	2,964	3,636	4,545
	$ 17,936	$ 9,933	$ 8,003	$ 10,784

7. MINERAL PROPERTIES

	May 31, 2003				
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Capitalized Costs Recovered	Write-off of Capitalized Costs	Total
a. Auterra Properties	$ 155,000	$ 83,741	$ -	$ -	$ 238,741
b. AR Properties	27,500	77,428	-	-	104,928
c. Haines Gabbro Properties	-	-	-	-	-
d. Rabbit North Properties	15,000	3,536	-	-	18,536
	$ 197,500	$ 164,705	$ -	$ -	$ 362,205

	May 31, 2002				
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Capitalized Costs Recovered	Write-off of Capitalized Costs	Total
a. Auterra Properties	$ 155,000	$ 80,860	$ -	$ -	$ 235,860
b. AR Properties	27,500	77,428	-	-	104,928
c. Haines Gabbro Properties	56,720	25,639	(82,359)	-	-
d. Rabbit North Properties	-	-	-	-	-
	$ 239,220	$ 183,927	$ (82,359)	$ -	$ 340,788

a. Auterra Properties

i) By an Agreement dated January 29, 1998 (amended June 30, 2000), the Company acquired a 100% interest in eight (8) Crown granted mineral claims located in the Toodoggone area of the Omineca Mining Division of British Columbia for consideration of $65,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

By an Agreement dated January 29, 1998, the Company acquired a 100% interest in four (4) Crown granted mineral claims located in the Alberni and Victoria Mining Divisions of British Columbia for consideration of $30,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

The properties are subject to a 2% royalty payable on the first 500,000 ounces of gold equivalent produced from the property and a 1% royalty thereafter.

A finder's fee of $8,000 was paid as a result of these Agreements.

7. MINERAL PROPERTIES (CONT'D)

ii) By a Terminated Option Agreement dated August 5, 1999 the Company received 100,000 shares of the capital stock of Cora Resources Ltd. at a price of $0.10 per share.

b. AR Properties

By an Agreement dated September 14, 2000, the Company acquired a right to earn a 70% interest (subject to a 3% net smelter returns royalty) in twenty-five (25) mineral claims located in the Whitehorse Mining Division, Yukon for consideration of:

- Cash payments totalling $185,000 as follows:

$ 5,000	on signing of the Agreement (paid);
20,000	upon TSX acceptance;
10,000	on or before October 1, 2001;
25,000	on or before October 1, 2002;
25,000	on or before October 1, 2003;
50,000	on or before October 1, 2004; and
50,000	on or before October 1, 2005.
$ 185,000	

- 100,000 shares of the Company's capital stock (issued at a price of $0.225 per share); and

- Incurring exploration and development expenditures totalling $250,000 as follows:

$ 40,000	on or before March 1, 2001 (incurred);
40,000	on or before March 1, 2002;
40,000	on or before March 1, 2003;
40,000	on or before March 1, 2004; and
90,000	on or before March 1, 2005.
$ 250,000	

This agreement is in default. However, notice of termination has not been received from the Optionor.

7. MINERAL PROPERTIES (CONT'D)

c. Haines Gabbro Properties

By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company had acquired from LMX Resources Ltd. ("LMX") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Bay Mining District of Ontario. Prior consideration paid included:

- $15,000 paid pursuant to the Underlying Agreement; and
- $41,720 cash to satisfy previously incurred drill program costs (paid);

During the year ended February 28, 2002, LMX repudiated the Agreement. By a Settlement of Judgement Agreement dated March 17, 2002 LMX will reimburse the Company for acquisition and exploration expenditures, goods and services tax recovery and court costs totalling $86,249 made in accordance with the repudiated agreement as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgement Agreement (received); and
- Common shares with a value of $58,749 of LMX's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of LMX's arm's length trade creditors, on or before May 27, 2003.

d. Rabbit North Properties

By a Mineral Property Option Agreement (the "Agreement") dated December 3, 2002, the Company has an option to acquire 100% interest (subject to a 2% net smelter returns royalty for base metals and 3% for gold and silver) in the Rabbit North gold-copper property from private owners by issuing 300,000 shares, paying $245,000 in cash and completing $1-million worth of work staged over five years. The property located 20 kilometers southwest of Kamloops in British Columbia, Canada.

As at May 31, 2003 the Company has advanced $15,000 to the Property owners and spent $3,536 for geological consulting.

This Agreement is subject to acceptance for filing by the TSX Venture Exchange.

8. DUE TO RELATED PARTIES

Amounts due to Directors and officers, and corporations controlled by the Directors and officers are unsecured, non-interest bearing and have no specific terms of repayment except for an amount totaling $90,385 (2002 - $36,700) due to a corporation controlled by the officer of the Company, which accrues interest at the rate of 2% per month.

9. LOAN PAYABLE

The loan payable was unsecured and beared interest at the rate of 8% per annum, compounded semi-annually, not in advance. The loan together with accrued interest was repayable on demand after April 30, 2001.

	May 31, 2003	May 31, 2002
Principal	$ -	$ -
Accrued interest	8,439	7,814
	$ 8,439	$ 7,814

In consideration of the loan, the Company issued 266,667 share purchase warrants. Each warrant was exercisable to acquire one (1) additional share of the Company's capital stock at a price of $0.175 per share on or before January 18, 2002. The warrants expired unexercised.

During the year ended February 28, 2001, the principal portion of the loan was repaid.

10. SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	May 31, 2003		May 31, 2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance at beginning of period	7,947,757	$ 2,351,734	7,921,090	$ 2,346,934
Shares issued for:				
Cash	-	-	26,667	4,800
Balance at end of period	7,947,757	$ 2,351,734	7,947,757	$ 2,351,734

10. SHARE CAPITAL (CONT'D)

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's stock options as of February 28, 2003 and February 28, 2002 and changes during the periods then ended is as follows:

	May 31, 2003		May 31, 2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning and end of period	-	$ -	388,442	$ 0.225

11. RELATED PARTY TRANSACTIONS

a) Management fees of $7,500 (2002 - $7,500) were incurred with a corporation controlled by the President of the Company.

b) Interest of $5,026 (2002 - $1,480) and rent of $9,000 (2002 - $9,000) were incurred with a corporation controlled by an Officer of the Company.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

12. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the three months ended May 31, 2003, and 2002 as follows:

	2003	2002
Non-cash financing activities:		
Loan payable	$ 165	$ 144

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Auterra Ventures Inc.	**May 31, 2003**	**2003/07/28**

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2003/07/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Vic Berar"	Vic Berar	2003/07/28

AUTERRA VENTURES INC.
QUARTERLY REPORT
MAY 31, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COST:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT PERIOD:

See Note 11 of the accompanying financial statements.

The aggregate amount of expenditures incurred with parties not-at-arms length with the Company were $21,526 during the three months ended May 31, 2003.

Section 3

A. SECURITIES ISSUED DURING THE PERIOD ENDED:

NIL.

B. OPTIONS GRANTED DURING THE PERIOD:

NIL.

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MAY 31, 2003:

Authorized share capital - 50,000,000 common shares without par value.

A total of 7,947,757 shares have been issued for a total of $2,351,734.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT MAY 31, 2003:

NIL.

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MAY 31, 2003:

Common shares in escrow – 468,750.

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT JULY 28, 2003:

R. Roland	Director/President
S. Kenwood	Director
V. Berar	Director
T. Torrance	Director
B. Harris	Director
D. Beruschi	Secretary

AUTERRA VENTURES INC.
May 31, 2003

NATURE OF BUSINESS AND LIQUIDITY

Auterra Ventures Inc. is a venture capital company with a mineral exploration business. As all of Auterra's mineral property interests are in the exploration stage, it has no current operating income or cash flow.

RESULTS OF OPERATIONS

Auterra incurred a net loss of $35,284 for the three months ended May 31, 2003 as compared to a loss of $43,177 for the comparative period in 2002.

RESOURCE PROPERTY INTERESTS

Rabbit North Property - British Columbia, Canada

In December 2002, Auterra entered into an option to earn a 100% interest in the Rabbit North Copper and Gold property 12 km southwest of the Afton copper-gold Mine near Kamloops, British Columbia, Canada.

The Rabbit North property is a 2,200 ha block of mineral claims located 25 km southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines are all close by.

The property holds a large (over 8 km2) alkaline type porphyry copper-gold alteration system with very good potential to host a copper-gold deposit like the Afton Mine and high grade gold. Exploration has included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

The past exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper-gold mineralization. No reserves or resources have been delineated as yet. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drilled.

New High Grade Gold at Rabbit North

The last drilling campaign in 1997 uncovered a very important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 m with the best interval having 27.6 g/t Au over 2 m. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

AUTERRA VENTURES INC.
May 31, 2003

Now this exploration target is a high grade gold zone like the Snip Mine in Northern British Columbia. Like the gold at Rabbit North, the Snip mine is also located in the margins of a large copper gold porphyry system. Snip has past production of 1.3 mt @ 24.53 g/t Au (recovered grade).
A second encouraging important development at Rabbit North was the 1996 Enzyme Leach sampling done over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150m below surface. The large size of the alteration system and its similarities with alkaline environments like Afton testify to the potential for very significant copper-gold mineralization at Rabbit North.

Overall, exploration is very encouraging as the introduction of enzyme leach geochemistry has opened up new drill targets for a significant copper-gold porphyry deposit and the important discovery of high grade gold in the most recent drill holes has brought the potential for Snip-like high grade gold into focus for the first time.

A drilling and trenching program is being planned to explore for both types of deposits. A total of 11 independent drilling targets for high grade gold and for copper-gold have been identified

The option agreement provides Auterra with the option to acquire the property for issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years. The requirements in the initial year are: 100,000 shares due upon acceptance for filling by the TSX Venture Exchange, $15,000 cash (paid) and $100,000 worth of exploration work. The acquisition is subject to a NSR Royalty in favour of the vendors: 2% for base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by Auterra for cash. Subsequent to this year-end report the option agreement was submitted to the TSX Venture Exchange for acceptance for filing, which is still pending.

Cairn Gold Properties - British Columbia, Canada

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares. The Toodoggone Mining District area has a rich history of exploration and mining and is home to both producing and past-producing gold, silver and copper deposits including the Kemess South Mine owned by Northgate Exploration Ltd., and the past producing Lawyers, Baker and Shasta gold deposits located to the north of the Cairn claims. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia.

The Cairn property contains structurally-controlled skarn showings with copper, zinc and silver. Two discovery locations on the property have been targeted for exploration and returned is grade mineralization including samples of up to 9.99% Cu, 245 g/t Ag, 8.8% Zn. In addition, independent samples collected by Royal Oaks Mines Inc. during 1998 reportedly returned up to 11.85% Cu and 17.2% Zn.

Royal Oak attempted to acquire an interest in the Cairn property but negotiations were terminated when Royal Oak was unable to meet Auterra's terms. We were also approached by Northgate explorations, the successor of Royal Oak, with a proposal to acquire the Cairn. No agreement was concluded. In August 1999, Auterra

AUTERRA VENTURES INC.
May 31, 2003

entered into a joint venture agreement with Cora Resources Ltd. to explore the Cairn Property. This agreement was terminated during the fiscal year 2002, Cora not having complied with the terms.

Auterra is very encouraged by the higher grade copper and silver on the Cairn property with compared with lower bulk grade at Kemess. The aim of our exploration is to define higher grade copper and silver that could be a complement to the low grade copper-gold at the nearby mill of Northgate's Kemess South Mine.

Castle Mountain Property – North Toodoggone, British Columbia, Canada

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

Golden Eagle Gold Property—Vancouver Island, British Columbia, Canada

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, Auterra believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

Auterra holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

Arch Creek Platinum Palladium Property-Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangelia Terrain which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits.

The AR Property is an excellent exploration target with the potential to host an economic PGE deposit. The Company conducted mapping, sampling, road rehabilitation, blast trenching and additional staking on the Arch Creek Property in the fall of 2000. Results from this work program were successful in locating new zones with the potential to host high grade PGE mineralization. Additional work in 2001 included further sampling of previously identified zones of mineralization. A ground VLF and magnetic survey to further identify areas of potential mineralization. A ground VLF and magnetic survey to further identify areas of
potential mineralization and to identify subsurface extensions of units with mineralized potential. Grab

AUTERRA VENTURES INC.
May 31, 2003

samples collected returned values up to 0.147 g/t Pt and 0.190 g/t Pd and one sample returned up to 0.17% Cu. In September 2000 Auterra entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company, to acquire an interest in the AR Platinum Palladium Property. Under the joint venture agreement, Auterra has the right to earn a 70% undivided interest in the AR Property by making cash payments to Cabin Creek totalling $185,000 over a 5-year period, and issuing 100,000 common shares of Auterra. Auterra must also fund exploration costs of $250,000 over a period of 5-years. The parties continue to negotiate the agreement, with a view to extending the terms under which Auterra can earn its interest in the property.

MANAGEMENT

Mr. R. Roland, V. Berar, T. Torrance, Brian Harris and S. Kenwood P. Geo, are Directors of Auterra. Mr. Roland is President and Chief Executive Officer.

INVESTOR RELATIONS ACTIVITIES

No investor relation activities were undertaken by or on behalf of Auterra during the three months ended May 31, 2003.

OUTLOOK

Auterra is planning to conduct exploration at the Rabbit North Property including trenching and drilling the Rabbit north high grade gold and copper- gold targets commencing in the fall of 2003.

Auterra is actively pursuing the possible further joint venture of its Cairn Gold Property with a mining company and has begun discussions relating thereto. The Cairn Gold Property has received considerable interest following recent exploration in the area by Northgate Exploration.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF AUTERRA VENTURES INC. (THE "COMPANY") FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON AUGUST 28, 2003.

The undersigned, a registered Member of the Company, hereby appoints Raymond Roland, or failing him, Tom Torrance, both Directors of the Company, or instead of either of them ____________________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual and Special General Meeting of the Members of the Company to be held on August 28, 2003 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the appointment of Jones Richards & Company, Certified General Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. FOR ( ) OR AGAINST ( ) determining the number of Directors at five.

4. The election of the following as Directors:

(a)	RAYMOND ROLAND:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(b)	STEPHEN KENWOOD:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(c)	TOM TORRANCE:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(d)	VIC BERAR:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(e)	BRIAN HARRIS:	FOR ( ) OR WITHHOLD FROM VOTING ( )

5. FOR ( ) OR AGAINST ( ) approving, subject to approval thereof by the TSX Venture Exchange, the proposed stock option plan for implementation by the Company.

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Raymond Roland or Tom Torrance, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the registered office of the Company, 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED this ______ day of ____________________, 2003.

____
Signature

____
Name (Please Print)

____
Address

____

NUMBER OF SHARES ____________________

82-4653

ANNUAL RETURN CARD

SUPPLEMENTAL MAILING LIST
(National Instrument 54-101)

TO: **Auterra Ventures Inc.**
(the "Company")
#501, 905 West Pender Street
Vancouver, B.C., V6C 1L6
(CUSIP No. 1184049 10 5)

In accordance with National Instrument 54-101, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer" ("NI 54-101"), and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter, while only non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to NI 54-101, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your e-mail address.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company and request that my name be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Dated: ____________________ 2003

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

If an e-mail address is provided and "mail" is not marked as Preferred Method of Communication, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the quarterly reports, if delivery by electronic means is allowed by applicable regulatory rules and policies.

82-4653

AUTERRA VENTURES INC.

ANNUAL INFORMATION FORM

July 31, 2003

TABLE OF CONTENTS

Page

ITEM 1: INCORPORATION 1

Name and Incorporation 1
Subsidiaries of the Issuer 1

ITEM 2: GENERAL DEVELOPMENT OF THE ISSUER'S BUSINESS 1

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS 2

Mineral Properties 3
Rabbit North Property, Kamloops Mining Division, British Columbia 3
Other Mineral Properties 32
Auterra Properties, British Columbia 32
AR Properties, Whitehorse Mining Division, Yukon 33

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION 33

Table of Selected Financial Information 33
Quarterly Summary of Selected Financial Information 33
Dividends 34

ITEM 5: MANAGEMENT DISCUSSION AND ANALYSIS 34

Liquidity and Capital Resources 34
Results of Operations 35
Risk Factors 36

ITEM 6: MARKET FOR SECURITIES 40

ITEM 7: DIRECTORS AND OFFICERS 40

ITEM 8: ADDITIONAL INFORMATION 42

AUTERRA VENTURES INC.

(the "Issuer")

ANNUAL INFORMATION FORM
for its financial year ended February 28, 2003
containing information as at July 31, 2003

ITEM 1: INCORPORATION

Name and Incorporation of the Issuer

The Issuer was incorporated on March 30, 1988 pursuant to the laws of the Province of British Columbia under the name South Unuk Gold Corporation with an authorized capital of 10,000,000 shares without par value by registration of its Memorandum and Articles. By resolution dated October 6, 1992, the Issuer's authorized capital was increased from 10,000,000 common shares without par value to 50,000,000 common shares without par value. On July 26, 1994, the Issuer changed its name to Unuk Gold Corporation, consolidated its share capital on the basis of 1 new share for every 4 old shares and increased its post-consolidation authorized capital to 50,000,000 common shares without par value. On October 1, 1998, the Issuer changed its name to Auterra Ventures Inc.

Subsidiaries of the Issuer

The Issuer has no subsidiaries at this time nor at any time in the past five years.

ITEM 2: GENERAL DEVELOPMENT OF THE ISSUER'S BUSINESS

The Issuer's principal business from inception has been the acquisition, exploration and development of mineral resource properties. Over the Issuer's fiscal years from 2001 to 2003 the Issuer has made several acquisitions and/or dispositions of resource property interests in arriving at its current holdings. The Issuer's mineral interests are all in the exploration stage.

In July 2000, the Issuer completed the acquisition of its Toodoggone Properties by making the final cash payment of $25,000 to Auterra International Resources Inc. The Toodoggone Properties form part of the Auterra Properties in which the Issuer holds an interest. (For further particulars on the Toodoggone Properties and the Auterra Properties, see "Item 3. Narrative Description of the Business – Other Mineral Properties - Auterra Properties, British Columbia" below.) During fiscal 2001, the Issuer incurred $308 in exploration and development expenses on the Auterra Properties.

On September 14, 2000 the Issuer entered into a property option agreement with Cabin Creek Resource Management Ltd. ("Cabin Creek"), a private B.C. company, whereby the Issuer was granted an option to acquire a 70% undivided right, title and interest (subject to a 3% net smelter returns royalty) in sixty (60) mineral claims (the "AR Properties") located in the Arch Creek Area in the Whitehorse Mining Division, Yukon. (For further particulars on the AR Properties, see "Item 3. Narrative Description of the Business – Other Mineral Properties – AR Properties, Whitehorse Mining Division, Yukon" below.) During fiscal 2001, the Issuer spent $5,000 in acquisition costs and incurred $48,099 in exploration and development costs on the AR Properties. The Issuer also issued 100,000 common shares in its capital at a deemed

price of $0.225 to Cabin Creek.

By an assignment agreement (the "Agreement") dated May 22, 2001, the Issuer acquired from LMX Resources Ltd. ("LMX") an option to acquire by way of a mineral property option agreement dated January 31, 2000 a 50% interest in certain mineral claims known as the Haines Gabbro Properties located in the Thunder Bay Mining District of Ontario. During fiscal 2002 the Issuer incurred $56,720 in acquisition costs and $27,249 in exploration and development expenses. Later that fiscal year LMX repudiated the Agreement. By a Settlement of Judgement Agreement dated March 17, 2002 LMX was to reimburse the Issuer for acquisition and exploration expenditures, goods and services tax recovery and court costs totalling $86,249 made in accordance with the repudiated Agreement. Pursuant to the Settlement of Judgement Agreement the Issuer received a $27,500 cash payment from LMX and is still to receive common shares in the capital of LMX with a value of $58,749.

During fiscal 2002 the Issuer incurred $29,329 in exploration and development expenses on the AR Properties which is net of an exploration grant of $20,000 received by the Issuer. During the same fiscal year, the Issuer incurred ($11,343) in exploration and development expenses on the Auterra Properties which is net of an exploration tax credit of $11,651. During fiscal 2003 the Issuer incurred $2,573 in exploration and development expenses on the Auterra Properties.

During fiscal 2003, the joint venture agreement between the Issuer and Cora Resources Ltd. ("Cora") dated August 6, 1999 whereby Cora was granted an option to acquire an interest in the Issuer's Cairn Claims lapsed as Cora had failed to complete the expenditure requirements.

On December 3, 2002, the Issuer entered into a mineral property option agreement with David L. Cooke, D.L. Cooke & Associates Ltd., Ragnar U. Bruaset and Ragnar U. Bruaset & Associates Ltd. whereby the Issuer was granted an option to acquire a 100% undivided right, title and interest in the Rabbit North Property situated in the Kamloops Mining Division, British Columbia, subject to a net smelter returns royalty. (For further particulars on the Rabbit North Property, see "Item 3. Narrative Description of the Business – Mineral Properties – Rabbit North Property, Kamloops Mining Division, British Columbia" below.) During the first quarter of the current fiscal year, the Issuer incurred $15,000 in acquisition costs and $3,536 in exploration and development expenses on the Rabbit North Property.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

The Issuer is a mineral resources exploration company focusing on the acquisition and exploration of properties bearing gold, silver, copper and/or platinum/palladium mineralization with its principal mineral property interest currently being the Rabbit North Property located in the Kamloops Mining Division, British Columbia.

The operations of the Issuer are managed by its directors and officers. The Issuer engages geological consultants from time to time, as required, to assist in evaluating is mineral interests and to recommend and conduct work programs.

The Issuer's principal resource property is as follows:

Mineral Properties

Rabbit North Property, Kamloops Mining Division, British Columbia

The Rabbit North Property is located approximately 25 kilometres southwest of Kamloops, British Columbia and is accessible by logging roads which connect to the north with the Trans-Canada Highway (97) and to the south with Highway 97c. The property consists of 13 claims comprising approximately 2,200 hectares (5,366 acres) located in the Kamloops Mining Division, British Columbia.

The Issuer acquired its interest in the Rabbit North Property by way of mineral property option agreement dated December 3, 2002 between the Issuer and with David L. Cooke, D.L. Cooke & Associates Ltd., Ragnar U. Bruaset and Ragnar U. Bruaset & Associates Ltd. (the "Vendors") pursuant to which the Issuer acquired an option to acquire a 100% interest in the Rabbit North Property for consideration of 300,000 common shares in the capital stock of the Issuer, $245,000 in cash payments by November 30, 2007 and funding $1,000,000 in exploration by November 30, 2007. The Issuer's interest is subject to a net smelter returns royalty in favour of the Vendors of 3% on gold and silver and 2% on all other mineral products. At any time the Issuer may purchase one-third of the royalty on gold and silver for $500,000 and/or one-half of the royalty on all other mineral products for $500,000.

The Rabbit North Property is the subject of a geological report titled "Examination Report, Rabbit North Property, British Columbia, Canada" dated July 8, 2003 prepared for the Issuer by Andre M. Pauwels, P.Geo, (the "Technical Report"). Mr. Pauwels and his affiliates and associates are arm's length to the Issuer and its affiliates and associates. The following is an extract from the Technical Report prepared under the authority of Mr. Pauwels, P. Geo.:

"6.0 Property Description and Location

The Rabbit North property is located in the Kamloops Mining Division in South Central British Columbia, 25 km southwest of the City of Kamloops. The property consists of 13 contiguously staked claims (90units) located on NTS Sheet 92I/10E. The co-ordinates are; Longitude 120 deg. 42' West and Latitude 50 deg. 36' North. The surface area is estimated at 2200 Ha.

The claims are listed in Table 1 below and their location illustrated on figures 1 and 2. The claim locations were never legally surveyed.

TABLE 1	LIST OF MINERAL CLAIMS				
Rabbit North Property - Kamloops Mining Division - NTS 92 I					
Claim name	Record No	Units	type	Expiry date	Registered Owner
Rabbit #3	218836	8	FOUR POST CLAIM	2009.10.09	Ragnar U. Bruaset 50%, David L. Cooke 50%
Rabbit #4	218841	6	FOUR POST CLAIM	2009.10.12	Ragnar U. Bruaset 50%, David L. Cooke 50%
Rabbit #9	353214	1	TWO POST CLAIM	2007.01.03	Ragnar U. Bruaset & Associates Ltd.
Rabbit #10	353215	1	TWO POST CLAIM	2007.01.03	Ragnar U. Bruaset & Associates Ltd.
Rabbit #11	353216	1	TWO POST CLAIM	2007.01.03	Ragnar U. Bruaset & Associates Ltd.
Rabbit #12	353217	1	TWO POST CLAIM	2007.01.03	Ragnar U. Bruaset & Associates Ltd.
Rabbit 23	353218	1	TWO POST CLAIM	2007.01.03	Ragnar U. Bruaset & Associates Ltd.

TABLE 1	LIST OF MINERAL CLAIMS				
Rabbit North Property - Kamloops Mining Division - NTS 92 I					
Claim name	**Record No**	**Units**	**type**	**Expiry date**	**Registered Owner**
Rabbit 36	346382	15	FOUR POST CLAIM	2007.05.27	Ragnar U. Bruaset & Associates Ltd.
Rabbit 37	346383	20	FOUR POST CLAIM	2007.05.31	Ragnar U. Bruaset & Associates Ltd.
Rabbit 38	346384	16	FOUR POST CLAIM	2007.05.29	Ragnar U. Bruaset & Associates Ltd.
Rabbit 39	346385	12	FOUR POST CLAIM	2007.06.02	Ragnar U. Bruaset & Associates Ltd.
Rabbit 40	346386	4	FOUR POST CLAIM	2007.06.07	Ragnar U. Bruaset & Associates Ltd.
Rabbit 45	346388	4	FOUR POST CLAIM	2007.06.02	Ragnar U. Bruaset
	Total	90			

The claim records were inspected by the author and the claims are in good standing. To keep the claims in good standing the yearly requirements consist of approved exploration work or cash in lieu of $200 per year/per unit plus a filing fee of 5% of the amount of work or cash in lieu filed. Sufficient assessment work has been filed and approved until various dates in 2007 to 2009.

Most of the area of the mineral claims is Crown Land encumbered only by grazing leases various timber leases and water leases. No thorough research was done of these leased rights by the author. The only surface rights alienated from the Crown within the property are three lots (L 5834, L5833 and L5837) estimated to total 15 ha. These lots are situated along the north Shore of Dominic Lake. Improvements on one of these lots consist of several cabins and storage buildings. This property is used as a fishing resort. In the event of a mining development on the property generally the leases from the Crown can be bought out by compensating lessors for the value of the lost leasing rights. In the case of alienated surface rights, access has to be granted by the owner for exploration activities and if needed for mining purposes, these rights need to be purchased from the owner.

The mineral claims are owned, all or in part, by David. L. Cooke, Ragnar U. Bruaset and Ragnar U. Bruaset & Associates Ltd. On January 24, 2003, the owners granted Auterra Ventures Inc. the option to acquire the property for cash, work commitments and shares of Auterra as is summarised in TABLE 2 below:

TABLE 2 OPTION AGREEMENT			
Date	**Cash C $**	**Shares of Auterra**	**Work C $ (Cumulative)**
At signing	5,000		nil
Upon Approval by Regulatory Authorities	nil	100,000	nil
On or before April 15, 2003	10,000		nil
On or before November 30, 2003	20,000	100,000	100,000
On or before November 30, 2004	20,000	100,000	150,000
On or before November 30, 2005	30,000	nil	200,000
On or before November 30, 2006	40,000	nil	250,000
On or before November 30, 2007	120,000	nil	1,000,000
Totals	**245,000**	**300,000**	**1,000,000**

Upon Auterra exercising the option the vendors will retain a NSR royalty on all materials mined on the property. The rate will be 3% for all gold and silver produced and 2% on all other metals produced. One third of the gold and silver royalty and one half of royalty applicable to other metals will be purchasable by Auterra at any time by paying the vendors C $500,000 for each type of Royalty. Before production is attained an advance royalty will be paid by Auterra to the Vendors at a rate of C $25,000 per year.

7.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is traversed by several logging roads in drivable condition that connect to the north with the Trans-Canada Highway (97) and to the south with highway 97c, which is the access road to the town of Logan Lake from the Coquihala Highway. The best access is from the Lac de Jeune exit of the Coquihala, then west 8 km along 97c to the Paska Lake road, then 9-km northerly to the Dominic Lake road and finally 8-km north-westerly to the southern boundary of the property. Highway 97c and the Paska Lake road, but not the Dominic Lake Road, are kept snow free during the winter.

The climate is characterised by dry and warm summers. Most precipitation falls in the form of snow during the wintertime. On average freezing conditions prevail from November until May. Usually surface watercourses dry up by mid summer.

The property not only is well accessible but also is close to major transportation routes. The Coquihala highway is 15 km to the east and the Trans-Canada Highway and parallel rail-lines are 13 km to the north of the property. These railroads are being used to transport copper concentrates from the Highland Valley to the Port of Vancouver. An electrical transmission line is 15 km to the Southwest near Logan Lake. The town of Kamloops, 25 km to the Northwest, is a regional population centre with all services and amenities for industrial, educational and leisure activities. Kamloops also is a supply and service centre for mining and exploration related activities. Kamloops serviced the Afton mine in the past and at present is a supply and housing centre for the world class Valley Copper Mine. Both Kamloops and the Town of Logan Lake have a large community of miners and workers and contractors for all aspects of exploration. The airport at Kamloops has daily scheduled flights to Vancouver.

The property is in southern British Columbia in the physiographic division known as the Thompson Plateau (GSC Map 1701 A). The property is situated on an undulating plateau at an average elevation is 1600 m and with a relief of 250 m. Vegetation is mixed lodgepole pine and spruce with the former dominant. Approximately 30% of the area has been clear-cut.

8.0 Property History

Records of exploration on the present Rabbit Claims date back to 1959. TABLE 3 below lists all exploration programs done within the confines of the present Rabbit North Property. The main explorers in the past were Kennco, Cominco Ltd, Teck Corporation, Pro Am Explorations Ltd and the Present Owners R. Bruaset and D. Cooke. Cominco Ltd explored over parts of the area from 1969 until 1990 and held claims until 1995. The current owners have been involved in the property since 1968 first as employees of the various companies that had properties in the area and by 1989 started to acquire mineral claims. By 1996 they had acquired all the key ground and for the first time all ground with mineral potential was unified under common ownership.

Information on drilling programs is included and believed to be comprehensive as to the number of holes drilled and the footage. It is most fortunate that the current owners had hands-on involvement in six out of

the eight post-Kennco drilling programs carried out in full or part within the area of the present Rabbit North property. The fact that relatively few operators have been involved in the exploration in the Rabbit North area, and one operator was involved with most of the work over the span of more than 25 years, has made it rather easy to track the data and make a comprehensive list. The current owners have had access to the files of all previous operators in the Rabbit property area and received copies of all data requested.

TABLE 3 - PAST EXPLORATION ON RABBIT NORTH

Commodity Year	1:Owner 2:Operator if other than owner	Type of Work			location in relation to present claims	Main Reference
		All Surveys except drilling	Drilling	m		
Mo 1959	Kennco	Reconnaissance IP			Rabbit 41	No data available
Mo 1960	Kennco	Reconnaissance IP, Soil Sampling, cat trenching, Aeromagnetics	DDH XRT 2 holes	15.2	Rabbit 38	1. AR 325 2. Brooks, 1960
Cu-Mo 1966	Dominic Lake Mining Co	Soil Sampling			Rabbit 37 38	AR 1009
Cu 1966-7	Noranda	IP, EM, Soil Sampling, cat trenching,			Rabbit #3,#4,36,37	1. AR1099 2. maps
Cu 1970	Cominco Ltd	IP,Soil Sampling, ground magnetics, mapping	PC 17 holes	1543	Rabbit 37 38	AR 2511
Cu 1972	1. Cominco 2. Mid-North Explorations	IP, soil sampling	PC 16 holes	1375	Rabbit 36-38	AR4004
Cu-Au 1975	Cominco Ltd		DDH 2 holes	272	Rabbit 36	AR 5673
Cu Au 1979	Cominco Ltd	IP			Rabbit #4, 36, 37	AR 7337
Cu Au 1980	Cominco Ltd		PC 5 holes	326	Rabbit #4, 38	AR 8238
Au 1988	Teck Corp Ltd	Soil Sampling, ground magnetics, VLF-EM			Rabbit 37, 38	AR 17550
Cu Au 1988	Cominco Ltd	Soil Sampling			Rabbit 37	AR 17669
Cu Au 1990	1. Cominco 1+ 2.Teck Corp Ltd	Soil sampling, magnetics, VLF-EM			Rabbit #4, 36-38	AR 20320, 20424
Cu Au 1990	1. Cominco 1+ 2.Teck Corp Ltd		PC 12 holes	871	Rabbit 37, 38	AR 20648, 20649
Cu Au 1990	Bruaset & Cooke	Mapping, Soil sampling			Rabbit #3, #4	AR 20793
Au 1990	1. Bruaset & Cooke 2. Noranda	IP, Soil Sampling			Rabbit #3, #4	AR 21125
Au 1992	1. Bruaset & Cooke 2 Cominco Ltd	IP			Rabbit #3, #4	AR 22531
Cu Au 1994	1. Bruaset & Cooke 2 Cominco Ltd		PC 1 hole	91	Rabbit 38	AR 23721
Cu Au 1996	1.R. Bruaset 2. Pro Am Explor.	IP, Enzyme Leach, soil sampling, Mapping			Rabbit #3, #4, 36-38	AR 24785
Au 1997	1.R. Bruaset 2. Pro Am Explor.	Trenching	DDH 21 holes	3338	Rabbit #4, 36, 37	AR 25125
Au 1997	1.R. Bruaset 2. Pro Am Explor.	Biogeochemical Survey			Rabbit 38	AR 25790

TABLE 3 - PAST EXPLORATION ON RABBIT NORTH						
Au 1998	1.R. Bruaset 2. Pro Am Explor.	Trenches Mapping Sampling			Rabbit 38	AR 25941
		Diamond drilling 25 holes		**3625**		
		Percussion Drilling 51 holes		**4206**		
		Totals 76		**7831**		

IP = Induced Polarization AR= Assessment Report PC = Percussion Drilling DDH = Diamond Drilling

9.0 Geological Setting

9.1 Regional Geological Setting

The regional geology is illustrated on figure 3. The Rabbit North property is situated within the Quesnellia terrain. According to Monger et al., 1991, this terrain is characterised by predominantly volcanogenic Upper Triassic and Lower Jurassic strata of the Nicola and Quesnel River Groups, flanked by "black phyllite" to the east and intruded by comagmatic and younger plutonic rocks. Among the economically important rocks found in Quesnellia are the plutonic rocks of the Copper Mountain Suite (Woodsworth et al., 1991)

According to Woodsworth et al, the numerous small alkaline bodies of the Copper Mountain Suite form a linear, NW-trending belt extending from the B.C. /Washington border to the Stikine Arch in Northern British Columbia. These intrusions are generally small equant stocks only a few kilometres in diameter. They were generally emplaced along faults or at fault intersections. These intrusions are coeval with the Nicola Volcanics.

Important Cu-Au porphyry deposits and gold deposits are associated with the Copper Mountain Suite. Examples include the Copper Mountain-Ingerbelle and Afton mines of southern B. C., the Caribou-Bell and QR deposits in the Quesnel Lake are Mount Milligan and the Lorraine deposits in the Omineca district. Cu-Au porphyry deposits, found in the Copper Mountain Suite or adjacent coeval volcanics, are usually referred to as alkaline porphyry deposits. The definitive publications on this deposit type are CIM Special Volume 46: T. Schroeter, editor and CIM Special Volume 15: A. Southerland Brown, editor.

9.2 Area Geology

The principal reference for the local geology of Rabbit North is the 1:250,000-scale Ashcroft sheet; GSC Map 42-1989 compiled by J. W.H. Monger, and W.J. Macmillan. The Rabbit North property is partly underlain by the Eastern Volcanic facies of the Nicola Group which consist of mafic, augite and hornblende bearing, porphyries, breccias and tuffs, and minor intercalated argillite. The Eastern Volcanic facies of the Nicola Group is the alkaline portion of the Nicola on the Ashcroft map sheet. Several small stocks appear on the GSC map in the Rabbit North property area: the Durand Stock believed to be of Upper Triassic Age and the Roper Lake Stock of Lower Cretaceous Age.

The Durand Stock is the largest of these. It has several similarities to the Copper Mountain Suite of Woodsworth, et al., 1991. Similarities to the Copper Mountain Suite include; lithology,

tectonic setting, association with Cu-Au mineralization, presence of magnetite-bearing breccia, low molybdenum content, associated aeromagnetic anomaly and "dioritized" contacts. Dioritized contacts are a feature occasionally noted near the contacts of the Copper Mountain Suite with their coeval volcanics.

The composition of the Durand Lake Stock was determined from measured mineral compositions. The stock has a central monzonite core, surrounded by diorite. Note that the calc-alkaline composition of the Durand Lake Stock indicated on the Ashcroft sheet is a reflection of an old GSC classification of the intrusions dating from 1947 and is not based on any rigorous determination. Dr. Monger has advised Bruaset (one of the owners) that the GSC has done no new mapping of the Durand stock in connection with the 1989 Ashcroft sheet and he does not dispute the conclusion of Bruaset and other workers on the property that the Durand stock is an alkaline intrusion.

In regards to age dating of the intrusions of the Rabbit property, a six point, whole-rock Rb/Sr isochron involving 2 samples from the Durand stock and 4 samples from the Roper Lake stock gave an early Cretaceous date of 125.4 + or – 7.4 M.Y.(Medfort, 1980). This would make the Durand Stock much younger than the Nicola volcanics. However, according to a personal communication between Dr. J. Mortensen, who is involved in geochronology at the UBC, and Bruaset, whole rock Rb/Sr dates are now considered to be less reliable that they once were. The main problems sited with Rb/Sr whole rock is ease of age resetting due to hydrothermal alteration and metamorphism. At Rabbit North it would appear that the Rb/Sr dating gives a reasonable age for the hydrothermally altered Roper Lake granite which reset the age of the nearby Durand rocks of Nicola Age.

The Main body of Roper Lake Granodiorite outcrops immediately Southeast of the property. Mapping in the general Rabbit property area has revealed widespread occurrences of smaller Roper Lake intrusives and dykes typically of calc-alkaline, granite to diorite, composition.

To conclude field relations suggest that the alkaline Durand stock is part of the Upper Triassic Copper Mountain Suite and coeval with the surrounding Nicola volcanics of alkaline composition. The Roper Lake intrusions are calc-alkaline and of Lower Cretaceous age, an age determined by age dating.

9.3 Property Geology

The property geology is illustrated on figure 4. The Durand stock is a composite diorite-monzonite intrusion about 3 km long by about 1.3 km wide. The stock is truncated by the E-W trending Grace Lake fault. Astride the Grace Lake fault, near the western contact of the Durand stock are outcrops of overlying Tertiary basalts over a 1km by 200-300 m area. From drill holes this basalt appears to be less than 50 meters thick. The northern segment of the stock is believed to be more deeply eroded than the southern segment. Classification of the two main intrusive phases was achieved through hydrofluoric acid etching and sodium cobaltonitrite staining of feldspars on cut surfaces (Bruaset, 1971). The majority of silicates in the diorite are subhedral whereas in monzonite most are subhedral to euhedral. The quartz content of Durand diorite and monzonite are typically <1 %. Magnetite in diorite forms narrow stringers or is disseminated. Magnetite found in the monzonite is typically disseminated. The mode of occurrence of magnetite enabled the early explorers to define monzonite/diorite and the

diorite/volcanic contacts using ground magnetics with a high degree of accuracy (AR 2511). The Durand stock intrudes andesite, augite porphyry and pyroclastics of the Upper Triassic Nicola Group.

A small stock of Roper Lake granite occurs on the western edge of the Durand stock immediately south of the tertiary volcanics near the Grace Lake fault. The contact relationship between the two intrusions is not exposed. The main Roper Lake granite is immediately southeast of the Rabbit North property. It has elevated levels of molybdenum and gold in different areas. Widespread, low-grade, stockwork molybdenum mineralization is associated with the Roper Lake stock near Roper Lake and has been encountered in percussion and diamond drill holes in that area (Bruaset, 1979, 1981, Leishman, 1984). No favourable molybdenum environment however is indicated on Rabbit North. Soils in the Rabbit North area typically contain <1 or 0 ppm Mo (Bruaset, 1969). This is in contrast with the Roper Lake area where in vicinity of low-low grade molybdenum mineralization, soils often contain 20 to 30 ppm Mo (AR's 325 and 1009). Roper Lake granite exposed on the Rabbit North however contains gold mineralization. The area is part of a large gold anomaly in soil samples and bedrock samples in a test pit near DDH 97-4 yielded gold analyses in chip samples of 500 ppb over 5.1 m and 525 ppb over 4.2 m. (AR 20,793, 25,125)

9.4 Alteration

Alteration of Durand monzonite is discussed in a petrographic study by A.J. Boronowski, 1971). Mr. Boronowski examined outcrop samples from the Durand stock north of Grace Lake fault, which at the time, was the known southern limit of the Durand stock at the time. He used alteration facies described by Creasey (in 1968 Titley and Hicks, Porphyry Copper Volume) and Lowell and Guilbert (Econ. Geology Vol. 65, No. 4. July 1970). He found that the propylitic facies, expressed by muscovite (sericite) epidote, chlorite, carbonate, and gypsum, was very intense and most apparent. Argillic facies, characterised by muscovite (sericite), kaolinite, and related clays, was classified as moderate. Potassic silicate facies characterised by muscovite (sericite), biotite, and potash feldspar) was weakly developed. Propylitic alteration was found to be strongest in the monzonite core, particularly in the central portion. According to Boronowski, there does not appear to be any distinctive zoning of alteration types but rather a wide overlapping of all types.

The Nicola volcanics in the Dairy Lake valley west of the stock have been tested with several diamond drill holes during 1975 and 1997. The rocks are strongly altered in places, mainly by propylitic facies involving chlorite, epidote and carbonate. In one area, DDH 72-1, encountered a magnetite breccia at first bedrock, at about 35 m, then intersected about 41m of breccia containing widespread Cu mineralization grading about 0.1 %. Potash feldspar and epidote were generally strongly developed in the breccia. Diamond drilling in Durand diorite south of Grace Lake fault encountered epidote and chlorite alteration mainly. At the so-called Chrysocolla showing, Nicola volcanics appear to be strongly albitized. Samples X91-2R returned 1885 ppb Au over about 2.8 m of albitized Nicola. Chalcedonic silica veins occur in veins in Durand diorite in the Tertiary volcanic area. Although to date no broad zone of quartz veining has been uncovered by excavator trenching, what little silica has been found is enriched in gold, up to 0.842 oz/t over 0.10 m in sample R 97-103R. Other samples such as R-1 (strongly sheared quartz) contains 10.65 g/tonne Au across 0.14 m and another, R 13, ran 14.57 g/tonne over 0.05

m. It is encouraging that the wall-rocks of these veins contain from several hundred ppb Au up to 5.23 g/tonne Au over a meter or more.

10.0 Deposit Types

No economic mineral deposits have been defined on the property to date. Past exploration drilling together with geological, geophysical and geochemical surveys indicate that the property has potential for several deposit types:

Alkaline porphyry deposit with Copper and Gold.

The Durand diorite/monzonite complex has all the geological characteristics of the alkaline porphyry copper-gold deposits in British Columbia like Afton, Copper Mountain and Stikine Copper. Alkaline type copper-gold deposits are part of large hydrothermal systems directly associated with Upper Triassic to Lower Jurassic alkaline differentiated intrusions coeval with alkaline volcanic rocks. These copper-gold deposits occur in the intrusive cores (Afton) or in the surrounding volcanic rocks of similar age (like Copper Mountain or Stikine Copper). The alkaline porphyry deposits have higher grades than the more common calc-alkaline deposits. For example at Afton, DRC Resources Ltd. recently defined indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd (Mc Dougall 2002). This is in addition of 24 mt of similar grade that were mined from 1977 to 1988. The Stikine Copper deposit has indicated resources of 234 mt @ 0.67 % Cu, 0.35 g/t Au, 7 g/t Ag (Schroeter, T. C., 1995).

At Rabbit North, IP surveys outlined a large alteration system (+8 km^2 within Rabbit North) and 79 drill holes both in the core and the Nicola volcanics have found widespread copper and gold mineralization, so far of sub-economic grade. Alkaline copper-gold deposits, in contrast with to the more common calc alkaline deposits, have a small foot print. For example Afton is less than 100 by 500 meters in subcrop. The search for a deposit at the Rabbit North property is made difficult because of widespread thick overburden cover of glacial origin. Large tracts of the hydrothermal system at Rabbit North have never been drilled. Therefore high potential remains for an alkaline copper-gold deposit at Rabbit North.

Fracture zones with high grade gold

Gold mineralization is often found at the fringes of porphyry copper deposits. The best example is the Snip mine in northern British Columbia. The Twin Zone at Snip is a high-grade gold and base metal vein and structural zone with a sheet loke geometry. Past production was 1.3 mt @ 24.53 g/t Au (recovered grade, Minfile # 104B-250). The structure is 1000 m long, has widths from 0.5 to 15 m and is 500 m deep. The Twin Zone occurs at the outer fringes and is part of of a large, but low grade, porphyry copper-gold system of similar age as the Durand diorite and Nicola Group rocks at Rabbit North. At Rabbit North drilling in 1997 found several fracture zones with high grade gold at the western edges of the Durand diorite and at the western edge of the IP anomaly. Gold zones at Rabbit North occur within an area of at least 400 by 100 meters and are considered to have high potential for the discovery of gold deposit similar to the Twin Zone at Snip.

11.0 Mineralization

Mineralization at the Rabbit North is mostly known from percussion and diamond drill holes and as stated above can be subdivided into two types: alkaline porphyry copper-gold mineralization and gold in fracture zones. In addition to these types of mineralization there are some indications of gold hosted in a small

stock of Roper Lake Granite located on the western fringes of the Durand Diorite. Table 6 below lists all intercepts >0.1% Cu and or Au > 1g/t. obtained in drill holes since 1970.

TABLE 4 DRILL INTERCEPTS > 0.1% Cu and /or> 1 g/t Au							
> 0.10% Cu from higher to lower							
Hole No	Over-burden m	length of bed-rock m	Whole hole % Cu	Intercepts > 0.10 % Cu	Whole hole Gold g/t	Gold intercepts > 1 g/t	Target
97-9	33	66	0.26		0.125	none	
97-8	3.1	184	Not all anal.	31.4 m @0.26 bottom of hole	<0.1	none	Durand Diorite/ Enzyme Leach Central Low. Best hole in Diorite
72-2	29.9	61.6	0.23		na	na	Nicola IP high
70-1	32.0	59.5	0.18		na	na	Nicola IP high
72-1	1.2	91.5	0.11		na	na	Nicola IP high
70-7	7.6	83.9	0.10		na	na	Durand North Monzonite
70-14	6.1	85.4	0.08	45.8 m @ 0.10	na	na	Nicola IP high
72-14	0.6	91.5	0.06	3.05 m @0.42	na	na	Durand North Monzonite
75-2	31.6	127.5	0.06	4.6 m @ 0.15	na	na	Nicola - IP high
90-2	6.1	88.4	0.06	11.15 m @ 0.21	<0.1	none	Gold soil Anomaly
97-13	33.5	123	0.06	90 m @ 0.14	<0.1	none	Nicola - IP high
97-20	24.4	61	0.06	24 m@ 0.13	<0.1	none	Nicola - IP high
97-21	33.5	101	0.05	4.5 m @ 0.34	0.143	2m @ 5.9 g/t	Nicola - IP high
72-21	0.0	0.0	0.04	3.05 m @0.43	na	na	Nicola - IP high
75 -1	35.4	77.5	0.03	7.17 m @ 0.14	na	na	Nicola - IP high
70-10	0.0	0.0	0.02	11 m @ 0.29 13 m @ 0.22	na	na	Nicola IP high
> 1.0 G/T Au							
PC RL 80-1	29.0	54.9	0.03		225 ppb	3.1 m @1.1 g/t 18.6 m @0.4 g/t in bottom of hole	Test for secondary copper mineralization
90-5	6.1	88.4	0.02		780 ppb	4.3g/t over 3.1m 1.7g/t over 39.65m	Durand North Diorite/Gold soil Anomaly
97-7	3.1	197.2	0.03		807 ppb	15.39/8m 1.28/2m 1.13/2m	Test below trenches with gold values
97-14	3.3	218.2	0.03		267 ppb	4.78/14m	"
97-15	3.0	172.9	0.03		157 ppb	1.91/8m	"
97-16	3.1	193.0	0.05		201 ppb	7.48/3m	"
97-17	3.1	180.5	0.05		202 ppb	1.30/4m 2.69/2m 1.84/4m 1.22/2m	"

TABLE 4 DRILL INTERCEPTS > 0.1% Cu and /or> 1 g/t Au							
> 0.10% Cu from higher to lower							
97-18	3.1	301.8	0.05		264 ppb	4.27/2m 1.01/2m 3.72/1m 1.51/2.18m 2.13/4m	"
97-21	33.5	101	0.05	4.5 m @ 0.34	0.143	2m @ 5.9 g/t	Nicola - IP high

Porphyry Copper-Gold Mineralization.

The Durand Stock and the surrounding Nicola volcanic rocks are pervasively altered over a large area exceeding 8 km2 within the boundaries of the Rabbit North property. Alteration and widespread copper mineralization occurs in the Nicola volcanics, Durand diorite and Durand monzonite. So far drilling has not located any body of mineralization of potential economic interest. The best copper mineralization found so far is at the western contact of the stock in altered Nicola rock. There a cluster of 3 holes (70-1, 72-1, 72-2) all grade over 0.1% and are locate 100 to 200 m apart. Drillhole 97-8, located 300 meters to the east also had copper: 0.26% over 66 m. Other drill holes in the same area have anomalous copper contents from 200 to 800 ppm. The Nicola volcanic rocks (Bruaset 1997, drill hole log 97-9) have disseminate pyrite and less abundant chalcopyrite, pyrite seams with epidote selvages, chloritization of the mafic minerals and calcite veining. Another percussion hole, 70-7, located in the Monzonite core, had 0.10% copper over 83.9 m. This mineralization in Monzonite is described (Cooke 1972) as disseminated chalcopyrite mostly within chloritized hornblende accompanied by small amounts of disseminated magnetite and pyrite and lesser amounts of fractures fillings with pyrite and magnetite. Mineralization within Durand diorite is described as being more magnetite rich. The best hole in Durand Diorite was percussion hole 90-2, 600 ppm Cu over 88.4 m.

High grade gold mineralization in fracture zones in Durand diorite

Higher grade gold was intersected in fractured Durand Diorite in three distinct locations. In holes 97-7, 90-5 and 97-21. Gold mineralization was also found in several trenches near hole 97-7. Hole 97-21 is 1km north of 97-7 and hole 90-5 is 1.2 km to the northeast of 97-7. No follow up has been done around hole 97-21 (2m @5.9 g/t). Two percussion holes were drilled 100 feet east and west of PC 90-5 (4.3 g/t over 3.1 m), but no gold mineralization was found.

Five additional holes were drilled around 97-7 on three sections oriented to the northwest and spaced 25 m apart. Fifteen intervals with gold > 1g/t were intercepted. The best grade interval was 8 m @ 15.4 g/t Au in hole 97-7. Drill core descriptions show increased pyrite and chalcopyrite content in chloritized Durand diorite. Trench mapping indicate that Durand diorite containing gold is well fractured with dominant fracture directions to the northwest and dipping steeply. Small discontinous quartz stringers are a distinct feature of the fractured diorite with high gold. Petrographic work has indicated an association between Cu and Au, for instance with gold occurring in copper sulphides.

Intrusion hosted gold deposits in Roper Lake granite

While Roper Lake granite in the Roper Lake area, south of the Rabbit North, appears to contain less than the detection limit of 10 ppb gold, the small intrusion of Roper lake granite immediately west of the Durand Stock and overlain by tertiary basalts has highly anomalous levels of gold.. In 1990 the first sample of

western Roper Lake granite gave 429 ppb Au (AR 20,793), a check-sample collected in 1996 returned 0.34 g/tonne Au, thereby confirming the original value. In 1997 an excavator pit was dug at the same site. Three sides of the excavator pit were sampled giving 500 ppb / 5.1 m, 525 ppb over 4.2 m and 95 ppb /over 2.4 m (AR6).

12.0 Exploration Program

No work has been done on the property on behalf of Auterra Ventures Inc. Past exploration programs are listed under section **8.0 History** in this report. In this section, past exploration is reviewed with an emphasis on the surveys and data that are most relevant to document the remaining mineral potential of the property.

12.1 Geophysical surveys

12.1.1 Magnetic Surveys.

Geophysical surveys over the property started with Airborne Magnetic surveys in 1959 by Kennco (Brooks, 1959). Later the Geological Survey of Canada (GSC, 1989) completed the whole 92 I map sheet on 1 km spaced lines. These surveys showed a distinct sub-round magnetic high (see figure 7) centred over the Durand Stock. Similar aeromagnetic highs are associated with other porphyry copper systems in the province especially the alkaline copper-gold porphyries like Afton and Copper Mountain. Subsequently several ground magnetic surveys were completed over various parts of the property usually in conjunction with IP/Resistivity surveys. One of these surveys, over the northern part of the Durand Stock found distinct magnetic signatures for each of Durand Monzonite, Durand Diorite and Nicola Volcanics (Hamilton 1970). This allowed an accurate mapping of the contacts between these units.

12.1.2 Induced Polarisation and Resistivity Surveys.

At least eight separate Induced Polarisation and Resistivity surveys were completed over parts of the property between 1960 and 1996. Collectively these surveys cover the whole Rabbit North property except for small areas in the northwest and he northeast corners. A compilation of all these surveys, in the form of contoured chargeability (msec) values, is presented in Figure 5 of this report. The method of compilation and the data sources are summarised on the same figure 5.

Chargeability values over 10% msec are considered anomalous. Anomalous values are found over a total area of 8 km^2 in the central and southeastern part of the property and continue to the east and southeast on adjacent claims. The rocks in outcrop and intersected in drill holes within the confines of the IP anomaly are all altered. The main alteration is chloritization of the mafic minerals. All rocks contain pyrite and magnetite. Small amounts of chalcopyrite are also widespread, where assayed for, anomalous gold is associated with chalcopyrite.

Two distinct anomalous areas are present on the property, designated “A" and "B" on figure 5. Area A is the northern part of the IP high and the smaller and less intense of the two. It is 3 km long, and up to 1 km wide. This anomaly is arc shaped, is underlain by Nicola Volcanics and closely follows the contact of the northern lobe of the Durand Diorite with the Nicola Volcanic rocks. The western half of A is under deep overburden (up to 38 m in drill holes) in the Dairy Lakes Valley. Several clusters of percussion holes (17 holes) were drilled in the western part of

"A" in 1970, 1972 (Cooke D., 1970, 1972) and 7 diamond drill holes in 1997 (Bruaset R, 1997). Pyrite and magnetite are ubiquitous and sparse chalcopyrite was noted. The percussion holes found anomalous copper in most holes. However all mineralized intervals were clearly of sub economic grade. The highest average for an entire drill hole was: 0.23% Cu over 91.5 m in hole 72.2. Only holes drilled in 1997 were assayed for gold. The best values were in 97-9: 0.26% Cu and 0.12 g/t Au over 66.5 m.

To south of area "A "is area "B". Area "B" is much larger (5-6 km^2) than "A" and has higher chargeabilities. Area "B' continues to the east and south beyond the claim boundary. This area has few outcrops. Barren Eocene basalts and thick glacial overburden cover the southwestern portion of the anomaly. Anomaly "B" is centred on the south lobe of the Durand diorite and extends into the surrounding volcanic rocks and also encompasses small dykes and intrusions of Roper Lake granodiorite. A total of 12 percussion holes and 13 diamond drill holes were drilled here from 1969 to 1997 (Bond 1990, Bruaset 1980, 1997, Wagnar 1994). All but five were located in the western, reaches of the IP anomaly in areas with lower IP effect of 10 to 20 msec. Abundant pyrite and magnetite is reported in most of the holes, chalcopyrite is only sporadically found. Copper values are clearly anomalous but lower than in area "A". The highest copper averages for entire holes peak at 600 ppm Cu. What is different in area "B" from area "A" is higher gold content in many of the holes. The best value for an entire drill hole is 0.8 g/t Au over 197 m in DDH 97-7. This includes a section of 15.4 g/t Au over 8 m.

Between the area "A" and "B", IP responses >10 msec are discontinuous and found scattered over small areas. This area has much thinner overburden cover than to the north and south and is underlain by Durand Monzonite and Diorite. Based principally on elevated soil geochemistry for copper, 17 percussion holes were drilled here in the early seventies (Cooke D., 1970, 1972), x percussion holes in 1990 (Bond L., 1990) and one diamond drill hole in 1997 (Bruaset, 1997). Sparse pyrite, magnetite and chalcopyrite were reported. As in area "A", copper values, although clearly anomalous, were all sub-economic. It should be noted that the best hole here was the last one, 97-8. This hole assayed 0.26 % Cu/ 0.1 g/t Au over 31.4 m, starting at 150 m below surface to the end of the hole.

Overall it is clear that the IP effects at Rabbit North are caused by magnetite and pyrite in altered Nicola volcanic rocks and in altered Durand intrusive rocks and adequately outline the extend of a large hydrothermal system with copper and gold . Chalcopyrite has a minor contribution to the anomalous results and so far no economic grades have been found. The IP clearly shows that large overburden covered areas, principally north and west of Dominic Lake, are underlain by altered rocks.

A comparison can be made with the IP responses over the Afton ore body (Schroeder, T.C, 1976). Afton is located 12 km to the NE of the Rabbit North and has similar geology, alteration and age. At Afton a large IP high (+ 6 km^2) trends parallel to the principal geological trend of intrusive and volcanic contacts. The ore body, which is only a small part of the IP effect, has a strike parallel to the same IP/Geological trend. The ore body has an intermediate IP effect and is located on the flank of the highest IP effects. Applying this to Rabbit North, the main trend of the Durand diorite and the IP high is to SW-NE. At Rabbit North, the IP anomaly covers over 8 km^2 and amost all areas with intermediate IP effect (10-30 msec) flanking the highest IP effect have never been drilled, especially in the overburden-covered area northwest of Dominic Lake.

12.2 Geochemical Surveys

12.2.1 Geochemical Soil Sampling

Various operators, during 10 separate campaigns, collected more than 5000 soil samples. The first survey was by Kennco in 1960 when over 1400 samples were collected. All these samples were analysed for copper. Gold analyses only started in the late seventies. Two compilation maps (figures 6 and 7), one with anomalous copper (> 100 ppm Cu) and the other with anomalous gold values (> 30 ppb Au), are attached to this report. Basic data, including analytical methods, about the sampling campaigns, used for the compilation maps are in TABLES 4 and 5 below.

TABLE 5 SOIL SAMPLING FOR COPPER

YEAR 19	OPERATOR	No. of samples	Horizon sampled	Tool	Sample interval	Lab.	METHOD	Reference
60	Kennco	1475+_	B	N/D	100 ft. on 400 ft. spaced	Kennco N. Vanc.	1	AR 325
70	Cominco	300+_	B	Shovel	Gen. 100 ft on 1000 ft spaced	Cominco Explor. Lab	2	Cooke May 72
72	Mid-North	300+_	B	N/D	100 ft on 400,500,1000 ft spaced	Barringer Research	2	Cooke Nov. 72
90	Bruaset & Cooke	138	B	Shovel	25 or 50 m on lines 122m spaced (Noranda 1967 grid)	Noranda Lab., Vanc.	3	AR 20,793
90	Teck	Data used: Minor part of large survey (20)	B	Mattock	50 m on 100 m spaced	Kamloops Research & Assay Lab	5	AR 20,320
96six	ProAm	59	B	Shovel	100 m on 200 m spaced	Activation, Lab., Ancaster, Ont.	4	AR24,785

SAMPLE PREPARATION

Soil sample is dried, then sieved and the -80 mesh fraction set aside. A 25 g portion of this fraction is then subjected to various methods of digestion/extraction.

ANALYTICAL METHODS:

1. Kennco 1960: Total Cu by perchloric acid extraction with readings on spectrophotometer. (This

data is comparable to present-day data according to John J. Barakso, geochemist, pers. comm.)

2. Digestion in 20% nitric acid and extraction with HCl. Read by atomic absorption spectrophotometry (AAS).
3. Soils digested with 3% HClO4/HNO3 at ratio 4:1. Read on ICP.
4. Activation Lab. Aqua regia, ICP.
5. Hot baths involving HNO3+HCl. Then AAS

TABLE 6 SOIL SAMPLING FOR GOLD

YEAR 19	Operator	No. of samples	Horizon sampled	Tool	Sample interval and line spacing	Lab *	Analytical Method **	Detection limit. (ppb)	Min. value plotted (ppb)	B.C. Assessment RPT
88	Teck	596	B	Mattock	50 m on 100-200m spaced	KR&A	1	5	5	17,550
88	Cominco	619	B	Shovel	25 m on 100m spaced	CEL	2	10	20	17,669
90	Bruaset & Cooke	138	B	Shovel	25 or 50 m on 122 m spaced	NOREX	3	5	5	20,793
90	Teck	521	B	Mattock	50 m on 100 m spaced	KR&A	1	5	5	20,320
90	Noranda	894	B	Mattock	50 m on 200 m spaced	NOREX	3	5	5	21,125
90	Teck	77	B	Mattock	50 m on 200 m spaced	KR&A	1	5	5	20,424
96	ProAm	51	B	Shovel	100 m on 200 m spaced	Act Lab	4.	2	7	24,785

Total: 2,896

* KR&A = Kamloops Research and Assay Lab; CEL= Cominco Exploration Lab, Vanc. ; NOREX = Noranda Lab, Vanc.; Act Lab =Activation Labs, Ancaster, Ont.

SAMPLE PREPARATION

Soil sample is dried, then sieved and the -80 mesh fraction set aside. A 25 g portion of this fraction is then subjected to various methods of digestion/extraction.

** ANALYTICAL METHODS

1. Using one half assay ton of –80 mesh sample, start sample as Fire Assay. After cupellation, dissolve bead & read on AA.
2. 10 g of –80 mesh sub-sample is analyzed for Au by AA following M.I.B.K. extraction of a hot aqua-regia leach
3. 10 g of –80 mesh sample digested with aqua-regia & read on AA
4. Instrumental Neutron Activation Analysis

Many samples were also analysed for other metals such as Mo, Pb, and Zn. Few anomalies are present for these last elements. This large number of samples essentially covers the whole Rabbit North property. Large areas with anomalous copper and gold were found.

Values >100 ppm Cu are considered anomalous. Anomalous copper occur semi-continuously over a 1 by 4 km area in the eastern part of the property and continue to the east and south beyond the property boundary.

To estimate the location of the source of these high copper values one has to take into account overburden thickness universalized tertiary volcanic cover, topographic relief and the glacial dispersion direction from the NNW. The most striking feature of the copper distribution is the very marked NNW trending fabric of the anomalous values. This is most marked in the southern half of the compilation map. It is believed that this is primarily an effect of glacial dispersion, from the NNW, of local mineralised sources. Anomalous values are sparse in the Dairy Lakes valley and on the plateau north of Dominic Lake. It is believed that thick overburden - known from drill holes and indicated on figure 6 - in these areas masks any direct response from the bedrock copper mineralization which has been found in drill holes in these areas. Areas with more abundant outcrop, principally the northern half of the Durand Stock and the adjacent Nicola volcanics have broad areas of anomalous copper, less influenced by glacial action. This area was drilled in the seventies and abundant anomalous copper (but sub-economic) was found.

It is concluded that widespread anomalous copper in soils over the Rabbit North is very positive indication of widespread mineralization in the Durand intrusive complex and the surrounding Nicola volcanic rock. However only the anomalous copper values over the north lobe of the Durand diorite are directly traceable to local, sub economic copper mineralization. Elsewhere on the property, either thick overburden/tertiary basalt entirely masks any expression of local copper mineralization, or anomalous copper in soils is a result of glacial deposition and mixing with locally derived soil. The effect of glacial smearing makes the exact location of the source(s) of mineralization impossible.

Anomalous gold values are less widespread on the property than anomalous copper. The compilation map (Figure 7) shows a large cluster (1.5 by 1.5 km) of values over 30 ppb north and northwest of Dominic Lake, only in part coinciding with the high copper values. The northern part of this area has thin overburden and is underlain by Eocene basalt, Roper Lake Granite, Durand Diorite and Nicola volcanic rocks. The southern part of the gold anomaly is covered by thick glacial sediments and alluvium.

Several drill holes/ trenches in that thinly covered area intersected gold mineralization, both in Durand Diorite and Roper Lake Granite. This includes a collective 33 intercepts (2m each) grading > 1.0g/t Au in a cluster of six 1997 drill holes. Detailed data (not illustrated) show few soil

values >100 ppb, even near the 1g/t the drill intercepts. It is thought that this is caused by dilution of local residual soil with glacial sediments. Indeed the effects of glacial dispersion are visible in detailed data; contours of high values (>100 ppb Au) show a marked NNW elongated pattern parallel to the glacial direction. Most soils over the Eocene basalts are not anomalous and a few drill holes that penetrated these rocks are devoid of gold and so indicate that the basalts are unmineralized.

It is concluded that the high gold in soils in the northern half of the soil anomaly originates from mineralization in exposed or thinly covered bedrock, either Roper Lake granite or Durand diorite. The southern portion of the anomaly, in part or entirely, is glacial dispersion from the same source, so the southern limit of area with gold mineralization is essentially unknown.

12.2.2 Enzyme leach soil sampling

Two surveys were done on the Rabbit North claims; the first in 1996 and the second 1998. The two surveys consisted of 719 samples and covered 23 square km, some of it outside the present Rabbit North property. The data appears in Assessment reports (Bruaset, 1996, 1998, AR 24,785 and 26,768). Although he author has no direct hands-on experience with Enzyme Leach Geochemistry, he has seen results of several such surveys in the past and has read some of the literature on the subject. The author examined the data and discussed with Ragnar U. Bruaset his two surveys of the Rabbit claim group.

12.2.2.1 Enzyme Leach Theory (Source Assessment Report 26,768

Enzyme leach (EL) is a highly selective analytical extraction method used primarily for detecting extremely subtle geochemical anomalies in surficial geological materials. Pattern recognition is the key to proper interpretation of the data, since Enzyme Leach anomaly patterns are quite different from conventional geochemical data. It has the capability to measure at surface effects that originate in bedrock under overburden or rock cover.

Geochemical exploration often encounters problems related to the thickness and composition of soil and bedrock covering prospective mineralised areas. In till, for instance, where the soil is exotic to the bedrock it covers, conventional; soil geochemistry usually give the bulk composition of the soil and provide little, if any, information about any underlying mineralization. In the course of chemical degradation of a deposit, whether mineral or hydrocarbon, trace elements move upwards by various processes such as groundwater flow, capillary action, or diffusion of volatile compounds. Typically, the amount of these deposit-related trace elements is very small compared to their total concentration in the surface material. The Enzyme leach method tries to determine the amount of a trace elements have been added to the surface sediments rather than the total amount in the sediments. Trace elements released by degradation of deposits become trapped in manganese and iron oxide coatings on mineral grains comprising the soil. Of these coatings, amorphous manganese dioxide, typically a small component of the total manganese oxide phases in the soil sample is one of the most efficient traps for trace elements. JR Clark developed Enzyme leach while with the USGS. He continued to develop the method in conjunction with Activation Laboratories of Ancaster, Ontario. Dr. Clark owns the patent rights. Enzyme leach came into commercial application in 1993 and the service is offered at Activation labs, Tucson and in Australia.

This method is in widespread use in mining and oil exploration. One of the owners of the Rabbit Properties has carried out four grid surveys encompassing a total of 33 square km and 930 samples. Based on data I have seen, and discussions elsewhere in this section, the Enzyme leach method appears to discriminate areas of interest which were not indicated as valid drill targets by previous surveys.

The following provide some basic information on the theories and nomenclature of Enzyme Leach. Clark, 1997, is a Manual describing concepts and models for interpretation of Enzyme Leach data in mineral and petroleum exploration. The electrochemical Enzyme Leach model is discussed in detail in section 4.4.2 in Clark, 1997. Some information is provided on the genesis of the all-important central lows of oxidation anomalies.

Over geologic time, extremely small amounts of trace elements related to an ore body or petroleum reservoir, move by various mechanisms towards the surface where they are trapped in oxide coatings on mineral grains in the soil. Amorphous MnO2 is one of the most effective traps for a wide variety of cations, anions and polar molecules that may be migrating to the surface. Because of the efficiency of this trapping material, the locations of EL anomalies are generally independent of the quantity of leachable Mn in the soils. EL makes use of an enzyme-catalysed reaction to selectively dissolve the most reactive form of MnO2 in soils, the amorphous form of the compound.
Currently EL anomalies are generally classified as: 1. Halo anomalies, 2. Apical anomalies and, 3. Combination anomalies.

Oxidation anomalies appear to be caused by very subtle electrochemical cells that develop at the top of reduced bodies in the subsurface. A reduced body is a concentration of reduced material, whether sulphide or hydrocarbon material such as bitumen, or material that has deficiency in oxygen; the term "most reduced" is often used and refers to the greatest concentration of reduced material.

Please refer to the modified Tompkins model (Plate X). This model is based on the existence of an electrochemical cell between the reduced body in the subsurface and the atmosphere. In greatly oversimplified terms the following takes place: (more details on p. 25-26 of Clark, 1997)

1. The process start with diffusion of atmospheric oxygen into the mineral deposit or petroleum reservoir during slow unroofing by erosion with biological or inorganic reactions involved.

2. Oxidation of a reduced substance produces electrons; in case of sulphide minerals, each sulphur atom gives up six electrons when it oxidises from sulphide to sulphate. Thus, an electrochemical cell may be generated with the accompanying current discharge. (With an oxidising body at depth, atmospheric oxygen at the surface, and a semi-permeable material in the middle, components are in place to form an electrochemical cell, with current flowing from the reduced body to the source of oxygen.

3. Multiple anodes, (+), are located around the side of a reduced body, and if that body has a vertical extent (dipping vertically or at an angle), anodes are near the top end of the body. The active anodes form where the electric current returns to the reduced body.

4. Oxidation occurs at the anodes: sulphide oxidises to sulphate, metal ions and H+ form, and electrons are generated.

5. Reduction reactions characterise the cathode, (-), the point where electron discharge leaves the reduced body.

6. Reducing gases, such as H2, at the cathode helps explain the phenomenon of central lows of oxidation anomalies. Due to their buoyancy H2 micro bubbles rise through groundwater at a relatively rapid rate. A weak flux of hydrogen or biogenic methane rising from the cathode as micro bubbles would produce a "reduced chimney" above the deposit.

7. .Such a column of reduced gas would alter the overlying rocks and soils. This would account for autogenic magnetite and pyrite found above petroleum reservoirs. Furthermore, a very subtle flux of hydrogen gas rising through a reduced chimney, given adequate time, could reduce leachable As and Sb in the soil to forms which not leachable (by Enzyme Leach), and cause the unusually low and uniform values for these elements found in some central lows.

8. Thus, the various other components that have moved up through the rock column and soil above the anodes as charged particles or as micro bubbles have accumulated in the amorphous manganese dioxide in the soil. Since they have not been affected by the fluxes of the reduced chimney, relatively high values remain as compared with those of the central low.

Central lows collectively define a common central low that approximates the centre of the reduced body below. Accordingly, to test one of these oxidation anomalies one is advised to drill vertically at the common central lows.

12.2.2.2 Results of the Enzyme leach survey over Rabbit North

Interpretation of Enzyme Leach data from Rabbit North is described in two letter-reports by JR Clark dated September 26, and October 14, 1996. The common central lows number five and are shown on Figure ----. Two of these are in the southern lobe of the Durand Stock and 2 are immediately to the west of the Stock. This area is north and Northwest of Dominic Lake and has the most consistent anomalous gold in soils on the property. It is also the area were the best grade gold was found in trenches and drill holes in 1997 and 1998. Dr. Clark suggests several oxidising cells may be operating in the survey area and overlap of these complicates interpretation. The first testing of a central low was carried out in 1997 by means of diamond drilling. DDH 97-8 testing the principal intersected 31.4 m averaging 2594 ppb Cu and 103 ppb Au over 31.4 m at a depth of 150 m. The hole displayed an increasing level of oxidation with depth and was stopped at 187 m. The zone is considered open to depth with the last sample containing 1067 ppm Cu. The highest sample in the interval was 5284 ppm Cu; Au was 93 ppb. This is the strongest Cu intersection to date in the Durand stock where a total of about 30 percussion and diamond drill holes have been drilled. DDH 97-3 also tested an Enzyme leach anomaly detected through about 40 m of Tertiary volcanics. The hole had to be abandoned about 13 m below the base of the volcanics, because of technical problems. This test is considered inconclusive.

While Enzyme Leach has not resulted in the discovery of any economic mineralization on Rabbit North so far, it has succeeded in defining targets/areas for drill testing not defined by any other data. Four Central Lows remain to b tested.

12.3 Trenching

Few data are available from trenching in the Assessment Reports. Apparently Kennco did trenching over the central aeromagnetic anomaly, but no descriptions are available. Small hand trenches and bulldozer trenches were mentioned over copper showings in the Durand monzonite at various times by Noranda and Cominco, but no data are available.

More complete data are available from trenching and test pits done with a backhoe for Pro Am exploration between 1996 and 1998 (Bruaset 1998). These trenches and pits were located to probe gold soil anomalies in the area northwest of Dominic Lake, immediately south of the Eocene basalt. These test pits found significant gold values, mainly in Durand diorite, and these results are summarized on Figure 8. These pits were dug both before and after the drilling for gold (holes 97-7 and 14 to19) and were systematically chip sampled. Several of the pits uncovered highly fractured diorite with high pyrite content and sparse chalcopyrite. Chip samples gave numerous values over 1 g/t. High grade chips samples (max 28.9 g/t over 10cm) indicate that much of the gold is contained in small discontinuous quartz stringers. Best overall values are in a 3 m deep pit, 50 m northwest of DDH 97-7. A weighted average of 30 chip samples over a 7m by 14 m area gave 2.1 g/t Au. The best chip sample in this pit was 8.05 g/t Au over 1 m. Drill hole 97-7 drilled below this pit gave a drill intercept of 15.4 g/t Au over 8 m with the best interval assaying 27.55 g/t Au over 2 m The gold values appear to be controlled by WNW fracturing and shearing pyrite and chalcopyrite content and small quartz stringers. The test pits do indicate at least 4 separate fracture zones with gold mineralization. This gold mineralization is further discussed below under section **13. Drilling.**

13.0 Drilling

Since 1960, a total of 79 holes (7,831 m) have been drilled on the property during 8 separate drilling campaigns. These campaigns are listed in TABLE 3 under the section **8.0 History** above. The majority of the drilling was percussion drilling, except for the campaigns in 1960 (2 holes), 1975 (2 holes) and the last drilling in 1997 (21 holes). The percussion drilling was done with a single walled drill-stem, not with a double walled reverse circulation system. Such a technique can cause considerable contamination of drill cuttings below a mineralised section. Core drilling - NQ-2 size - was used in the last drilling campaign in 1997 by Pro Am Explorations. TABLES 7 and 8 below, summarise the drilling results. Drill hole locations are illustrated on Figure 7 and also on Figure 4,5,6 and 8.

The earlier campaigns were almost exclusively concerned with testing for economic porphyry copper style mineralization in the northern half of the Durand Stock and the surrounding Nicola volcanic group, north of the Grace Lake Fault. Clusters of holes tested the IP highs and small copper showings in the Nicola rocks and showings and copper soil anomalies in the Durand monzonite and diorite. The Nicola rocks were found to be altered. The main alteration products were: chlorite, epidote and carbonate with pyrite, sparse chalcopyrite and magnetite. Durand monzonite was equally altered with the same alteration products plus small amounts of secondary K-Feldspar. Generally magnetite content was higher and pyrite content lower than in the Nicola volcanics. Chalcopyrite was often noted as a minor constituent in both Nicola and the intrusive rocks. Although almost all the holes had highly anomalous copper, only 5 holes, out of 54, had average copper contents >0.1% Cu, another 6 other holes had intervals exceeding 10m with greater than

0.1% Cu. The best whole-hole- average was in drill hole PC 97-9: 0.256% Cu over 66.4 m. The best interval was 0.259% Cu over 31 m, starting at -150 m, in Hole 97-8. It should be noted that 97-8 is the only hole that targeted an "enzyme leach central low" rather than an IP anomaly, showing or soil anomaly. Overall averages in drill holes for copper by rock type are:

Nicola Group	- 500 ppm Cu, average of 31 holes
Monzonite	- 375 ppm Cu, average of 12 holes
Diorite	- 250 ppm Cu, average of 10 holes

The first drilling with gold as a specific target in the north half of the Durand diorite was in 1990 by Teck Corp. Eight percussion holes tested a gold soil anomaly in the centre of the North Durand diorite complex. One of these holes, PC-90-5, intersected 39.65 m grading 1.7 g/t Au starting at a depth of 55 m. This includes an interval of 3.1 m grading 4.1 g/t Au. The highest gold assay is at the start of the intercept and gold values decay in a logarithmic fashion further down the hole. This likely means that the source of the gold is rather narrow zone at the top of the gold bearing intercept. The decreasing gold values are caused by down-hole contamination brought on by the single-wall percussion drilling method. The percussion chips showed increased pyrite and traces of chalcopyrite. Two vertical holes, respectively 50 m east and west of 90-5, were drilled during the same drilling campaign. No gold was intersected and no further work has been done in this area since. It is very probable that a steeply dipping fracture zone hosts the gold. Inclined diamond drilling to test this zone is the recommended follow-up.

Another notable intercept with gold was in DDH 97-21, the last hole drilled on the property. The intercept was 5.9 g/t over 2 m in bleached Durand diorite. This hole is 1.2 km west of 90-5 and 1 km northwest of the main area tested for gold around 97-7.

TABLE 7 DRILLING IN NORTH DURAND STOCK AND ADJACENT NICOLA ROCKS

1970 PC Holes by Cominco Ltd - 1972 PC Holes by Mid-North Explorations - 1975 DDH by Cominco - 1990 PC holes by Teck Corp - 1997 DDH by Pro Am Explorations --- 54 holes in total

Hole No	Over-burden m	length of bed-rock m	Whole hole % Cu	Cu Intercepts > 0.10 %	Whole hole Gold g/t	Gold intercepts > 1 g/t	Target
70-1	29.9	61.6	0.18	10.5 m @ 0.35	no analysis	no analysis	Nicola IP high
70-2	18.3	73.2	0.04		no analysis	no analysis	Nicola IP high
70-3	25.9	65.6	0.04		no analysis	no analysis	Nicola IP high
70-4	37.8	53.7	0.02		no analysis	no analysis	Nicola IP high
70-5	1.5	90.0	0.06		no analysis	no analysis	Durand North Monzonite
70-6	2.4	89.1	0.05		no analysis	no analysis	Durand North Monzonite
70-7	1.2	91.5	0.10		no analysis	no analysis	Durand North Monzonite
70-8	2.4	76.3	0.04		no analysis	no analysis	Durand North Monzonite
70-9	3.1	88.5	0.04		no analysis	no analysis	Durand North Monzonite
70-10	7.6	83.9	0.02	10.98 m @ 0.29 13 m @ 0.22	no analysis	no analysis	Nicola IP high
70-11	3.1	88.5	0.02		no analysis	no analysis	Nicola IP high
70-12	10.7	80.8	0.04		no analysis	no analysis	Durand North Diorite

TABLE 7 DRILLING IN NORTH DURAND STOCK AND ADJACENT NICOLA ROCKS							
1970 PC Holes by Cominco Ltd - 1972 PC Holes by Mid-North Explorations - 1975 DDH by Cominco - 1990 PC holes by Teck Corp - 1997 DDH by Pro Am Explorations --- 54 holes in total							
Hole No	**Over-burden m**	**length of bed-rock m**	**Whole hole % Cu**	**Cu Intercepts > 0.10 %**	**Whole hole Gold g/t**	**Gold intercepts > 1 g/t**	**Target**
70-13	4.6	92.7	0.03		no analysis	no analysis	Nicola IP high
70-14	6.1	85.4	0.08	45.75 m @ 0.10	no analysis	no analysis	Nicola IP high
70-15	0.6	90.9	0.03		no analysis	no analysis	Durand North Diorite
70-16	1.2	90.3	0.02		no analysis	no analysis	Durand North Monzonite
70-17	10.7	80.8	0.03		no analysis	no analysis	Nicola IP high
70-18	11.3	69.5	0.03		no analysis	no analysis	Nicola IP high
72-1	32.0	59.5	0.11		no analysis	no analysis	Nicola IP high
72-2	32.9	18.9	0.23		no analysis	no analysis	Nicola IP high
72-3	33.6	0.0	no bedrock		no analysis	no analysis	Nicola IP high
72-4	12.8	78.7	0.02		no analysis	no analysis	Nicola IP high
72-5	1.2	90.3	0.03		no analysis	no analysis	Nicola IP high
72-6	0.0	91.5	0.02		no analysis	no analysis	Durand North Monzonite
72-7	1.8	92.7	0.02		no analysis	no analysis	Durand North Monzonite
72-8	5.2	86.3	0.02		no analysis	no analysis	Durand North Monzonite
72-9	32.0	76.3	0.04		no analysis	no analysis	Nicola - IP high
72-12	19.8	59.5	0.02		no analysis	no analysis	Nicola - IP high
72-14	0.6	91.5	0.06	3.05 m @0.42	no analysis	no analysis	Durand North Monzonite
72-15	0.6	75.6	0.02		no analysis	no analysis	Durand North Monzonite
72-16	0.0	91.5	0.03		no analysis	no analysis	Nicola - IP high
72-17	1.8	80.5	0.03		no analysis	no analysis	Nicola - IP high
72-18	0.0	91.5	0.04		no analysis	no analysis	Nicola - IP high
72-19	10.1	35.7	0.06		no analysis	no analysis	Nicola - IP high
72-21	12.8	69.5	0.04	3.05 m @0.43	no analysis	no analysis	Nicola - IP high
72-22	15.3	76.3	0.01		no analysis	no analysis	Nicola - IP high
75-1	35.4	77.5	0.03	7.17 m @ 0.14	no analysis	no analysis	Nicola - IP high
75-2	31.6	127.5	0.06	4.6 m @ 0.15	no analysis	no analysis	Nicola - IP high
90-1	3.1	88.4	<0.01		<0.1		Durand North Monzonite/ Gold soil anomaly
90-2	6.1	88.4	0.06	11.15 m @ 0.21	<0.1		Durand North Diorite/Gold soil Anomaly
90-3	3.1	51.9	<0.01		<0.1		Durand North Diorite/Gold soil Anomaly
90-4	3.1	87.2	0.03		0.208		Durand North Diorite/Gold soil Anomaly
						4.3g/t over 3.1m	Durand North Diorite/Gold soil Anomaly

TABLE 7 DRILLING IN NORTH DURAND STOCK AND ADJACENT NICOLA ROCKS							
1970 PC Holes by Cominco Ltd -- 1972 PC Holes by Mid-North Explorations - 1975 DDH by Cominco - 1990 PC holes by Teck Corp - 1997 DDH by Pro Am Explorations --- 54 holes in total							
Hole No	**Over-burden m**	**length of bed-rock m**	**Whol e hole % Cu**	**Cu Intercepts > 0.10 %**	**Whole hole Gold g/t**	**Gold intercepts > 1 g/t**	**Target**
90-5	6.1	88.4	0.02		0.78	1.7g/t over 39.65m	
90-10	3.1	66.9	0.02		0.19		"
90-11	6.1	88.4	<0.01		<0.1		"
90-12	3.1	88.4	<0.01		<0.1		"
97-8	3.1	184	Not all anal.	31.4 m @0.26 bottom of hole	<0.1		**Durand Diorite/ Enzyme Leach Central Low. Best hole in Diorite**
97-9		66.44	0.26		0.125		**Nicola IP high**
97-10	67.1	39	0.06		<0.1		Nicola - IP high
97-11	27.4	175	0.06		<0.1		Nicola - IP high
97-12	48.8	173	0.01		<0.1		Nicola - IP high
97-13	33.5	123	0.06	90 m @ 0.14	<0.1		Nicola - IP high
97-20	24.4	61	0.06	24 m@ 0.13	<0.1		Nicola - IP high
97-21	33.5	101	0.05	4.5 m @ 0.34	0.143	2m @ 5.9 g/t	Nicola - IP high

Drilling on the property south of the Grace Lake Fault started in 1980 when Cominco did 4 percussion holes to test for secondary copper mineralization in the vicinity of the Eocene basalts. This was prompted by finds of chalcocite float in that area. Anomalous but low grade copper (chalcopyrite) was intercepted in altered Durand diorite and Nicola volcanic rocks. Hole RL 80-1 however had unexpected result: anomalous gold values were intercepted. Gold assays were 0.4 g/t over 18.6 m starting at a depth of 64 m. and include one interval of 3.1 m @ 1.1 g/t. The anomalous gold values occur in altered diorite with pyrite and anomalous copper values. This hole is 300-m northwest of the main gold intercepts in 97-7, which is discussed later. In 1990, Teck Corp also completed 4 percussion holes in the eastern section of the Durand diorite, near the area initially tested by Kennco in 1960. The holes intersected altered Durand diorite with large amounts of magnetite, pyrite and with anomalous but low-grade copper. Cominco drilled a single percussion hole in the south half of the Durand stock in 1194. The hole probed high IP response with similar results, anomalous copper, as the 1990 Teck holes.

Most of the drilling south of the Grace Lake Fault was done in 1997 by Pro Am Explorations. This was all diamond drilling not single wall percussion drilling and consequently not prone to down-hole sample contamination. The initial holes (97 1-6) tested several parts of the Western edge of the diorite for copper-gold mineralization. The other holes, 97-7 and 97-14 to 19, followed up on high-grade gold found in a test pit. Holes 97-1 to 6 intersected altered Durand diorite with magnetite and pyrite and traces of Chalcopyrite. Copper mineralization, where measured, was anomalous but very low grade.

Holes 7 and 14 to 19 were drilled along (see Figure 8) three parallel sections, spaced 25 m apart, to test gold mineralization initially found in a test pit. All holes intersected altered Durand diorite with

shear/fracture zones with higher pyrite content and traces of chalcopyrite and with gold contents > 1g/t. A total of 15 distinct intervals > 1g/t (see table 7 below) were intercepted. The best grade interval was 8 m @ 15.4 g/t Au in hole 97-7. It is unclear from the drill data how these intervals link up. After the drilling, the test pit was enlarged and detailed measurements were taken of shears and fractures. The dominant strike of fractures is WNW. This is only 10 to 20° further to the west than the direction of the drill holes. The dominant dip is near vertical. Assuming this is the direction of mineralization, the true width of the gold zone exposed in the pit is estimated to be a minimum of 4 m. The drill holes, with 15 separate intercepts, would therefore indicate multiple sub-parallel and linear gold bearing fracture zones within a 100-meter wide corridor. Some zones have grades and widths of potential economic interest and are collectively open along strike to both the ESE and WNW. There are some further indications for the strike extent of these gold zones. Two hundred meter to the WNW of the gold zones drilled by Pro Am Explorations, PC R-80-1 intercepted higher gold values (up to 1.1 g/t Au over 3.1 m). To the southeast of the 97-7 area overburden thickens quickly. One hundred and fifty meters southeast of Hole 97-7 a test pit, that failed to reach bedrock, measured 0.98 g/t at -9m in soil. Both R-80-1 and the test pit would indicate a potential strike length of 400 m for gold in fracture zones.

TABLE 8 DRILLING IN SOUTH DURAND LAKE STOCK AND ADJACENT NICOLA ROCKS

1960 DDH by Kennco, 1980 PC Holes by Cominco Ltd, 1990 PC holes by Teck Corp., 1995 PC hole by Cominco, 1997 Diamond Drill holes by Pro Am Explorations – 25 holes

Hole No	Over-burden + tertiary m	length of bedrock m	Whole hole % Cu	Intercepts > 0.10 % Cu	Whole hole Gold g/t or ppb	Gold intercepts> 1g/t	Target
60-R2		15?					short (15m) X ray holes drilled by Kennco, no data
60-PR3		15?					
PC80-1	27.5	0.0	na			na	Secondary Cu under Basalt cap
PC80-2	7.6	90.0	0.02		85 ppb	na	"
PC80-3	3.1	88.5	0.01		83 ppb	na	"
PC80-4	1.5	25.9	0.01		30 ppb	na	"
PC RL 80-1	**29.0**	**54.9**	**0.03**		**225 ppb**	**3.1 m @1.1 g/t 18.6 m @0.4 g/t in bottom of hole**	"
PC 90-6	3	91.5	0.03		<100 ppb		Durand Diorite
PC 90-7	3	48.5	0.02		<100 ppb		Durand Diorite
PC-90-8	3.1	88.4	0.01		<100 ppb		Durand Diorite
PC-90-9	8.2	7.1	0.04		<100 ppb		Durand Diorite
PC 94-1	9.8	90.2	0.02		<10ppb		Durand Diorite
97-1	3.1	182.3	Na		84 ppb		Durand Diorite
97-2	2.1	43.3	Na		30 ppb		Durand Diorite
97-3	15.2	38.7	Na		8 ppb		Durand Diorite
97-4	0.6	175.2	Na		58 ppb		Durand Diorite
97-5	21.3	172.9	0.03		126 ppb		Durand Diorite
97-6	26.2	164.8	0.02		56 ppb		Durand Diorite
97-7	3.1	197.2	0.03		807 ppb	**15.39/8m 1.28/2m 1.13/2m**	Test below trenches with gold values

TABLE 8 DRILLING IN SOUTH DURAND LAKE STOCK AND ADJACENT NICOLA ROCKS							
1960 DDH by Kennco, 1980 PC Holes by Cominco Ltd, 1990 PC holes by Teck Corp., 1995 PC hole by Cominco, 1997 Diamond Drill holes by Pro Am Explorations – 25 holes							
Hole No	Over-burden + tertiary m	length of bedrock m	Whole hole % Cu	Intercepts > 0.10 % Cu	Whole hole Gold g/t or ppb	Gold intercepts> 1g/t	Target
97-14	3.3	218.2	0.03		267 ppb	4.78/14m	"
97-15	3.0	172.9	0.03		157 ppb	1.91/8m	"
97-16	3.1	193.0	0.05		201 ppb	7.48/3m	"
97-17	3.1	180.5	0.05		202 ppb	1.30/4m 2.69/2m 1.84/4m 1.22/2m	"
97-18	3.1	301.8	0.05		264 ppb	4.27/2m 1.01/2m 3.72/1m 1.51/2.18m 2.13/4m	"
97-19	6.1	61.6	0.03		98 ppb		

To summarise, the copper mineralization intercepted in all the drill holes in Durand diorite, south of the Grace Lake Fault, averages 280 ppm Cu overall, similar to the copper content of the northern half of the Durand diorite. Gold contents are much more variable and appear to be mostly concentrated in sulphide rich fracture zones. Gold grades as high as 15.4 g/t Au over 8m (drill interval, unknown true width) were intersected. Further drill testing this area for gold with holes oriented to the Northeast is recommended.

14.0 Sampling Method and Approach

No samples were taken by Auterra from the property. All historic sampling, including soil sampling, bark sampling, sampling of drill cuttings and drill core, sampling of trenches and outcrops were done prior to the presently prevailing standards of NI 43-101. Assessment reports and company reports give scant to abundant descriptions of sampling methods and approach. It appears that sampling methods were supervised mainly by staff geologists of the mining companies and exploration companies or by the owners of the property. As far as can be traced all the great majority of these individuals were geoscientists with adequate training and experience to competently complete these sampling campaigns according to the general industry standards at the time of the campaign

15.0 Sample Preparation, Analysis and Security

Auterra took no samples from the property.
No pulps from any of the sampling campaigns are still available today for reanalysis.

16.0 Data Verification

No direct data verification of the historic exploration data is possible for this property. No samples or pulps thereof remain, and all trenches have been backfilled. In addition there is limited outcrop on the property and only a few weathered showings were seen during my visit last October 10, 2002. The outcrops and the Chrysocolla showing seen by the author confirm altered diorite with sparse secondary

copper mineralization as reported by earlier workers. The visit also confirmed that the property is almost entirely overburden covered.

Numerous different operators did work on the property and no inconsistencies could be found in results. As stated before most of these operators are qualified geologist that were in the employ of Noranda, Cominco, Teck Corp, Kennco, Pro Am Explorations, Lloyd Geophysics and others. Several of the operators including A. Scott, I. Jackish, R. Bruaset, D. Cooke, are personally known by me and I have confidence in their competence and integrity.

17.0 Adjacent properties

The Rabbit South property borders the Rabbit North to the south and southeast. It is clear from the compiled data for the Rabbit North that alteration, anomalous IP effects and anomalous copper geochemistry continue to the south and southeast beyond the property boundary of Rabbit North. The Rabbit South is underlain by Nicola Group volcanics intruded by Roper Lake granite of Cretaceous age. During the seventies the Roper lake Intrusions were drilled extensively by Cominco Ltd. and elevated levels of molybdenum were found. No resource or reserve figures are available for this molybdenum mineralization (personal communication by R. Bruaset). Recent activities on this property consisted of geochemical enzyme leach sampling.

18.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing has been done on any samples from the property to date.

19.0 Mineral Resource and Mineral Reserve Estimate

No mineral resources or mineral reserves have been located on the property.

20.0 Other Relevant Data and Information

All available technical reports and data relating to the Rabbit North Property have been reviewed and the relevant parts to evaluate the mineral potential have been used to compose this report. Considering the large amount of work done on the property since 1960 by at least seven different individuals or companies in at least 11 distinct exploration campaigns, it is assumed that some data or reports are lost or inaccessible. The author has no reason to believe that any lost or unavailable information would materially change his present view of the exploration potential of the property.

21.0 Interpretation and Conclusions

The property hosts an extensive hydrothermally altered alkaline intrusion, the Durand Lake intrusive complex, of Nicola (Upper Triassic) age and intruded into pene-contemporary Nicola Group volcanic rocks. The alteration extends well into the surrounding alkaline Nicola volcanics. The alteration consists of chloritization, epidotization, albitization, K-feldspar alteration, abundant carbonate and silicification with magnetite, pyrite, chalcopyrite and elevated gold and silver values. This alteration is similar to alteration found in and around copper and gold bearing hydrothermal systems in alkaline intrusions in British Columbia. Specifically it is similar to alteration associated with the Copper Mountain copper-gold porphyry deposit near Princeton, B.C., and the nearby Afton copper and gold deposit.

The alteration system covers a large area, most of it covered by glacial sediments. High magnetite and sulphide bearing alteration is outlined by IP and resistivity surveys that show an anomaly centred on the Durand intrusive complex and the surrounding Nicola Volcanics. This anomaly (>10 msec chargeability) occupies 8 km^2 within the Rabbit North Property. A prominent aeromagnetic anomaly overlies the most intense portion of the IP Anomaly. Magnetic anomalies of similar amplitude and extent are also closely associated with the alkaline copper/gold deposits at Copper Mountain and Afton. Magnetite in sparse outcrops and in drill holes is more abundant than sulphides.

Mineralization of copper and gold is widespread within the alteration/IP system at Rabbit North. Geochemical soil surveys cover almost the entire Rabbit North property. Both anomalous copper and gold cluster over the IP high and the magnetic anomaly associated with the Durand intrusive complex. Anomalous copper covers a very large area, indeed most of the IP anomaly, except for some of the areas with deep overburden. Anomalous gold in soils is more restricted and occurs mainly over a 1.5 km^2 area northwest of Dominic Lake. The actual distribution of anomalous copper and gold is primarily a result of glacial action and the location of the bed rock sources cannot be satisfactorily unravelled. In addition thick (>10m) alluvial and glacial sediments and tertiary basalt cover a large portion of the alteration/IP system especially its western and northern parts. The values for copper and gold in the soils, although clearly anomalous, are not of very high amplitude, indeed they are lower than most of the anomalous levels found in drill holes. This appears to be because most soils are of glacial origin and are the result of mixing of local and distal sources by glacial action. A recent enzyme leach soil survey, a technique with the capability of measuring effects from oxidizing sulphides below the overburden, outlined 4 centres of high sulphides at the western edges of the Durand intrusive complex. One of these "Enzyme Leach" targets was drilled in 1997 and gave the best copper results found to date (0.26 % Cu and 0.18 g/t Au over 31.4m in DDH 97-8). Past drilling relied on showings, IP anomalies, copper soil anomalies, or previous intercepts of sub economic copper to target drill holes and did find widespread low grade copper mineralization and, when analysed for gold, showed anomalous contents of gold. Extensive parts of this large alteration system have not been drilled and only one of 4 enzyme leach anomalies has been drilled to date. Especially in the southern lobe of the Durand complex where IP effects are highest and overburden is quite thick. It should be noted that only in 1996, late in the history of the property, and after most drilling (except drilling by Pro Am Explorations) an IP survey was completed over the southern lobe of the Durand diorite.

The potential to find a good grade copper-gold deposit is considered high.

Higher grade gold mineralization is associated with fracture zones in the Durand Stock and was found in three distinct areas in holes 80-1, 90-5 and 97-21. These three holes define a triangle with sides of approximately 1 km in the western-central part of the Durand intrusive complex. Minimal follow up was done on 90-5 and none around 97-21. A few hundred meters southeast of hole 80-1, drilling and trenching by Pro Am Explorations Ltd. in 1997, found gold bearing structures in altered Durand diorite. The holes and trenches indicate an area measuring 100 m by 400 m with multiple gold bearing fracture zones that is open to the NW and SE. Best results were 15.4 g/t Au over an 8 m drill intercept, including 27.66 g/t over 2m, in drill hole 97-7. The gold bearing structures at Rabbit North are interpreted to be several meter wide, to dip steeply and to strike to the west-northwest. Similar structures or veins are often found at the periphery of porphyry systems elsewhere and can be considered a target for economic mineralization separate from a porphyry copper-gold deposit. The best economic example is the Snip Mine in Northern British Columbia. This sheared vein produced 1.3 million tonnes of ore at a recovered grade of 24.35 g/t.

It is concluded drilling in 1997 in this 100 by 400 m zone was ineffective because the holes were drilled too close to the interpreted strike of the gold zones and the potential to find a better grade gold zone remains high. Potential for higher grade gold in the areas of holes 90-5 and 97-21 is also considered high.

22.0 Recommendations

It is recommended to pursue exploration on the property for both high-grade gold in fracture zones (Snip style) and porphyry style copper/gold mineralization (Afton style} within the core areas of the alkaline style alteration system. Specifically the following phased program is recommended. Costs are detailed on page 37, table 9.

Phase 1 Trenhing Gold Zones and Magnetometer surveys

- Detailed ground magnetic survey (flagged lines spaced 100m apart with measurements spaced 12.5 m apart along the lines) to enable geological interpretation and specifically to indicate the location and direction of pyrite-rich structures (with gold) in overburden covered areas. The area to be surveyed is the gold soil anomaly northwest of Dominic Lake. Plus a 1 km area centred on hole PC 90-5 and 97-9 Northwest of Dominic Lake. This survey will cover all drill holes that have intercepts > 1.0 g/t Au.

- Trenching two areas with residual soil grading > 1 g/t, to the south west of hole 97-7.

- Trench the area immediately northwest of Hole 97-7 to uncover the whole width of the gold zone excavated in 1997 (see Figure 8)

Phase 2 - Drilling Gold Zones

- Drill 3- 150 m inclined holes directed to the NE to intercept the gold zones drilled in 97-7, 14-19, at an angle perpendicular to the estimated strike (see figure 8)

- Drill 2-100 m inclined holes to intersect the gold sections in hole PC90-5 (not illustrated)

- Drill 2-100 m inclined holes to intersect the gold sections in hole RL 80-1 (partly illustrated Figure 8)

- Drill gold new targets encountered in the trenches done in phase 1, if warranted

Phase 3 Drilling Copper Gold deposit- Afton Style

- Drill the 4 enzyme leach anomalies: 4 × 200m holes. These holes (NQ core) to be drilled at -60 degrees and directed too the SE, effectively at 90 degrees to the main axis of the southern lobe of the Durand diorite. This is a new approach to finding the best copper –gold mineralization within this large alkaline porphyry system. (Enzyme Leach anomalies are located on figures 5,6 and 7

This program will start with ground magnetic surveys and trenching in May 2003.

Positive results will then be the basis for further field programs in August or later. Drilling can be done in this area during the winter time at additional cost mostly for clearing snow from roads.

TABLE 9 BUDGETS

PHASE 1 GOLD TARGETS - TRENCHING & GROUND MAGNETIC SURVEYS					
Item	Description	Quantity	Cost per item	Total Cost	Sub Totals
Excavator	Trenching - including fuel and operator	40 hrs	$250/hr	10,000	
	Mobe/demobe of Excavator			3,000	
Geologist	Planning, supervision, sampling, report	15 days	$350/day	4,875	
Technician	Lines, sampling, magnetic survey	10 days	$200/day	2,000	
Magnetometer rental		10 days	$75/day	750	
Assays		100 samples	$20/sample	2,000	
Food and lodging		25 days	$60/day	1,500	
Vehicle		10 days	$60/day	600	
Suplies, Fuel				500	
				PHASE 1 TOTAL	25,225
PHASE 2 GOLD TARGETS - DRILLING					
Item	Description	Quantity	Cost per hr or item	Total Cost	Sub Totals
Diamond drilling Contract price	Contract price/moving drill	850 m	$60 per m	51,000	
	Supplies, core boxes, additives , dip measurements			3,000	
	Mobe /Demobe			6,000	
	Tractor	50h	$65 per hour	3,250	
	Drill sites / acces trails, construction/reclam.			10,000	
	Down time, moving time, parts			6,000	
	Food-Lodging 14 days 4 man crew	56 days	$50/day	5,000	
					84,250
Senior Geologist (consultant)	Organizing, Permitting, Field supervision, geology, drill core logging, reports	25 days	$350/day	7,650	
Auterra Geologist	Planning, supervision	12 days	$500/day	6,000	
Junior geologist	Sampling, mapping, drill core logging, reporting	20 days	$275/day	5,500	
Field Technician	sampling/	20 days	$200/day	4,000	
Travel Time	for all personnel			2,250	
Drafting		10 days	$275/day	2,750	28,150
Vehicle		25 days	$ 60/day	1,500	
Food and Lodging		110 days	$50/day	5,500	
Field Supplies	sampling bags, survey materials, gasoline, drafting supplies			3,000	
Office supplies	paper, computer time, copying			1,000	11,000
Analytical	Core samples	300 samples	$20 per sample	6,000	
Freigth	Core samples			800	

TABLE 9 BUDGETS

Permitting/reclamation				5,000	
Assessment fees				3,000	14,800
				TOTAL	**138,200**
Contingency 5%					6,910
Administration charge 10%					14,511
				TOTAL	**159,621**
				GST 7%	11,173
				TOTAL Phase 2	**199,716**

BUDGET 2003 - PHASE 3 COPPER-GOLD TARGETS DRILLING					
Item	**Description**	**Quantity**	**Cost per hr or item**	**Total Cost**	**Sub Totals**
Diamond drilling Contract price	Contract price/moving drill	800 m	$60 per m	48,000	
	Supplies, core boxes, additives , dip measurements			3,000	
	Mobe /Demobe			6,000	
	Tractor	50h	$65 per hour	3,250	
	Drill sites / acces trails, construction/			8,000	
	Down time, moving time, parts			5,000	
	Food-Lodging 14 days 4 man crew	56 days	$50/day	5,000	78,250
Senior Geologist (consultant)	Organizing, Permitting, Field supervision, geology, drill core logging, reports	20 days	$350/day	7,000	
Auterra Geologist	Planning, supervision	8 days	$500/day	4,800	
Junior geologist	logging, report	20 days	$275/day	5,500	
Field Technician	sampling	20 days	$200/day	2,000	
Travel Time	for all personnel			2,250	
Drafting		15 days	$250/day	3,750	25,300
Vehicles		20 days	$60/day	1,200	
Food and Lodging		60 days	$60/day	3,600	
Field Supplies	sampling bags, survey materials, gasoline, drafting supplies			4,000	
Office supplies	paper, computer time, copying			1,000	9,800
Analytical	Core and rock samples	300 samples	$20/ sample	6,000	
Freigth	Core and rock samples			800	
Permitting/reclamation				12,000	18,800
				TOTAL	**132,150**
Contingency 5%					6,608
Administration charge 10%					13,876
				TOTAL	**152,633**
				GST 7%	10,684
				TOTAL Phase 3	**163,318**
TOTAL COST PHASE 1 to 3					**388,259**

"

Other Mineral Properties

Auterra Properties, British Columbia

The Issuer holds an interest in the Toodoggone Properties, comprised of the Castle Mountain Property and the Cairn Property, and the Golden Eagle Property, all located in British Columbia. The Toodoggone Properties and the Golden Eagle Property together are referred to as the Auterra Properties, particulars of which are set out below.

Toodoggone Properties

By a mineral property agreement dated January 29, 1998, as amended, between the Issuer and Auterra International Resources Inc. ("Auterra International"), a private B.C. company of which Vic Berar, a director of the Issuer, is a principal, the Issuer purchased eight Crown granted mineral claims located in the Toodoggone area of the Omineca Mining Division, British Columbia totalling approximately 166.2 hectares. In consideration for the property interests, the Issuer paid $65,000 to Auterra International and issued 50,000 shares in its capital stock to Auterra International at a deemed price of $0.62 per share.

Castle Mountain Property

Four of the Crown granted mineral claims, known as the Castle Mountain Property, are located about 2 kilometres south of the Dupont Baker mine in the North Toodoggone area of northern British Columbia, about 300 kilometres north of Smithers and cover approximately 83 hectares. Past work on the claims has included trenching, geological mapping, geochemical soil sampling and a variety of geophysical surveys. The work has identified copper, lead, zinc and silver mineralization associated with magnetite.

Cairn Property

The remaining four Crown granted mineral claims, known as the Cairn Property, are located approximately 10 kilometres to the northwest of the Kemess South Mine owned and operated by Northgate Exploration Ltd. located in northern British Columbia and cover a total of approximately 83.2 hectares. An initial exploration program has been established which will focus exploratory work on a lead, zinc and silver anomaly.

On August 6, 1999 the Issuer and Cora Resources Ltd. ("Cora") entered into a joint venture agreement for the joint exploration and development of the Issuer's Cairn Property in the Cassiar Land District of B.C. The joint venture agreement, amongst other things, called for Cora to incur $300,000 in exploration and development expenses over a three-year period to earn a 50% interest in the Cairn Property. The Issuer received 100,000 shares of the capital stock of Cora at a deemed price of $0.10 per share pursuant to the terms of the agreement. The agreement lapsed on August 6, 2002 as Cora had failed to complete the expenditure requirements.

Golden Eagle Property

By a mineral property purchase agreement dated January 29, 1998 between the Issuer and Auterra International, the Issuer acquired one Crown granted mineral claim (the "Golden Eagle") and 11 recorded

mineral claims located near China Creek, about 21 kilometres south of Port Alberni, British Columbia. The Issuer also received a five year right of first refusal with respect to three additional Crown granted mineral claims located in the Victoria Mining Division.

In consideration for the property interests, the Issuer paid $30,000 to Auterra International upon execution of the agreement and issued 50,000 shares in its capital stock to Auterra International at a deemed price of $0.62 per share.

The Golden Eagle claim is an auriferous quartz vein system which was staked in 1892 and subsequently subjected to underground development work in five adits.

AR Properties, Whitehorse Mining Division, Yukon

By an agreement dated September 14, 2000, the Issuer acquired a right to earn a 70% interest (subject to a 3% net smelter returns royalty) in twenty-five (25) mineral claims located in the Whitehorse Mining Division, Yukon for consideration of cash payments totalling $185,000 over a five-year period, the issuance of 100,000 shares in the Issuer's capital stock at a deemed price of $0.225 per share and incurring exploration and development expenditures totalling $250,000 on or before March 1, 2005. This agreement is currently in default, however, the parties are continuing to renegotiate the agreement with a view to extending the terms under which the Issuer can earn its interest in the AR Properties.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of selected financial data for the Issuer for its last three completed financial years. The following financial data should be read in conjunction with the annual audited financial statements. Information contained in the Quarterly Summary is unaudited.

TABLE OF SELECTED FINANCIAL INFORMATION
FISCAL YEAR-END FEBRUARY 28

	2003 $	2002 $	2001 $
Total Revenues	Nil	Nil	Nil
Net Loss	191,415	231,588	223,667
Loss per Share	0.02	0.03	0.03
Total Assets	432,949	472,868	522,275
Long-term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

QUARTERLY SUMMARY OF SELECTED FINANCIAL INFORMATION

Fiscal Year 2002

	Feb 28/03 $	Nov. 30/02 $	Aug. 31/02 $	May 31/02 $
Total Revenues	246	Nil	17	5

Fiscal Year 2002

	Feb 28/03 $	Nov. 30/02 $	Aug. 31/02 $	May 31/02 $
Net Loss	85,900	24,772	37,566	43,177
Loss per Share	0.01	0.004	0.004	0.01
Total Assets	432,949	436,797	436,737	470,530
Long-term Debt	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Fiscal Year 2001

	Feb. 28/02 $	Nov. 30/01 $	Aug. 31/01 $	May 31/01 $
Total Revenues	1,909	45	66	715
Net Loss	147,827	24,369	35,872	23,520
Loss per Share	0.02	0.003	0.004	0.01
Total Assets	472,868	504,283	483,967	521,413
Long-term Debt	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Dividends

The Issuer has no fixed dividend policy and has not paid dividends since its incorporation. The Issuer anticipates that its cash resources will be used to undertake exploration and development of its mineral properties and related expenses for the foreseeable future.

ITEM 5: MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion of the Issuer's operating results and financial position should be read in conjunction with the Issuer's financial statements and related notes thereto.

Liquidity and Capital Resources

The Issuer is a junior resource company whose principal and other mineral interests are all at the exploration stage. Accordingly, the Issuer has no significant income or operating revenue since its principal assets to this time all have been, and are, non-producing. Through private and public offerings of its securities, from time to time, the Issuer has raised the funds necessary to acquire its assets, carry out exploration programs and conduct its corporate affairs. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs.

Because the Issuer relies substantially on the sale of its equity shares to raise the funds necessary to conduct exploration on its properties and administer its corporate affairs, its ability to raise funds is subject to economic factors affecting the markets for its securities that are beyond its control. As the Issuer is focused on the exploration for gold mineralization on its properties, changes in the international market price for gold will impact on the Issuer's ability to attract investors to subscribe for its securities. With the price of gold depressed from 1997 through 2000, junior resource companies such as the Issuer, who were focused on gold exploration, were not able to attract investors and thereby raise funds to finance their proposed exploration activities. Accordingly, the Issuer's exploration expenditures can vary significantly from year to year dependent upon the funds the Issuer has been able to raise for such activities.

The year ended February 28, 2003 began with a working capital deficit of $239,428. During this year, the Issuer received $4,800 on the exercise of warrants. These funds together with loans from shareholders, a mining tax credit from the Yukon government, and the pay-down of a receivable, totalling $68,712.64, provided sufficient funds to administer its corporate affairs and conduct a small exploration program on its AR Properties in the Yukon while maintaining its other properties.

Commitments arising from contractual obligations under the Rabbit North Property purchase agreement in the first consist of a $20,000 property payment and $100,000 in work commitments. In addition, the Issuer normally incurs approximately $200,000 in administrative expenditures over the course of a year.

The Issuer has no work programs planned for the Golden Eagle and Cairn Properties and exploration will focus on the Rabbit North Property. The Issuer's working capital as at February 28, 2003 was ($423,446) which included $143,368 to related parties. On July 29, 2003 the Issuer entered into debt deferral agreements with various creditors in which creditors agreed to defer collection of their accounts totalling $203,693.52 until after October 31, 2004.

Subsequent to the year-end, the Issuer announced two private placements, the first for 4,000,000 units at $0.10 to raise $400,000 and the second for 1,000,000 units at $0.20 per unit to raise $200,000. The Issuer will be attempting to arrange an additional private placement of shares sufficient to cover a portion of its current year's administrative expenses. A portion of new funds may also derive from the exercise of warrants on the recently announced private placements, as well as the exercise of stock options by insiders. There can be no assurance that the holders of these warrants and options will choose to exercise them or that the Issuer will be able to sell additional securities when required.

Subsequent to the date of this Annual Information Form ("AIF") on September 8, 2003, the TSX Venture Exchange accepted the $400,000 private placement for filing. Acceptance of the $200,000 private placement was still pending at the date of filing this AIF. Neither private placement had closed as at the date of filing this AIF.

Results of Operations

The Issuer has no significant revenue producing operations and its activities consist primarily of acquisition and exploration of its mineral resource interests and corporate administration. The amount of exploration or development the Issuer can undertake on its mineral resource interests is governed to a great extent by the funds available to it. Thus, expenditures on exploration will vary from year to year, sometimes significantly.

The Issuer incurred nominal exploration expenditures during the year ended February 28, 2003 against

$49,235 in exploration expenses incurred during the year ended February 28, 2002. Financial markets were such that raising additional funds was extremely difficult.

Expenses incurred in the conduct of the Issuer's corporate administration for the year ended February 28, 2003 amounted to $190,070 as compared with $216,635 for the year ended February 28, 2002. Management fees remained identical in each of the two most recent years while legal expenses and accounting fees decreased by $41,219 and $6,758 respectively. Legal fees were higher in the previous year due to litigation over non-performance by a former joint venture partner. Rental of premises increased by $16,200 and office expenses rose $6,120. Travel and promotion were reduced by $9,200. Nominal exploration activity during the most recent financial year resulted in reduction of travel expenditures. Differences in other expense categories were nominal.

As the Issuer is in the mineral resource exploration and development business, should its endeavors be successful in locating an economically viable mineral deposit, its financial performance will be affected by many factors beyond its control. See "Risk Factors" below this item.

Risk Factors

Financial Risks

Financing Risks

The Issuer has limited financial resources and has no operating cash flow. If the Issuer's exploration programs are successful, additional funds will be required to develop the properties and, if successful, to place them into commercial production. Future mineral property acquisitions or exploration programs may require additional financing. The only sources of future funds presently available to the Issuer are the exercise of outstanding share purchase warrants and stock options, the sale of equity capital of the Issuer, and the sale by the Issuer of an interest in any of its properties in whole or in part. There can be no assurance that the Issuer will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties. Equity financing, if available, may result in substantial dilution to current shareholders of the Issuer.

No History of Profits or Dividends

None of the properties in which the Issuer has an interest has commenced commercial production and the Issuer has no history of profits. The Issuer has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

Uninsurable Risks

In the course of exploration and development of, and production from, mineral resource properties, certain risks, and in particular, unexpected or unusual geological formations and change in operating conditions may occur and may expose the Issuer to liabilities. Should such liabilities arise the payment of such liabilities may have a material, adverse effect on the Issuer's financial position. It is not always possible to fully insure against such risks or the Issuer may elect not to cover such risks because of the high cost of such insurance. The Issuer may become subject to liability for pollution or hazards. Payment of liabilities

for claims for such occurrences could reduce or eliminate any future profitability and could result in increasing costs and a decline in the value of the securities of the Issuer.

Price Volatility of Public Stock

Publicly quoted securities are subject to a relatively high degree of price volatility. It may be anticipated that the quoted market for the Issuer's common shares will be subject to market trends generally, notwithstanding any potential success of the Issuer.

Dilutive Effect of Options and Warrants

As at July 31, 2003, there were no options and warrants outstanding to purchase common shares of the Issuer. To the extent that any future dilutive securities are exercised and/or converted, dilution of the percentage ownership of the Issuer's shareholders will occur, and any sales in the public market of the common shares underlying the options, warrants and convertible debentures might adversely affect prevailing market prices for the Issuer's securities.

Exploration, Development and Mining Risks

Acquisition of Certain Interests Not Yet Complete

The Issuer has not yet completed the acquisitions of all of its interests described herein. Certain of its interests are options which may never be exercised by the Issuer.

No Known Deposit

There is no known body of ore on any of the Issuer's properties and any program conducted on the properties would be an exploratory search for ore. Should a mineral deposit be located, additional funds will be required to develop it, and if warranted, place it in commercial production. The only sources of future funds presently available to the Issuer are the sale of equity capital, or the offering by the Issuer of an interest in its properties to be earned by another party or parties carrying out further exploration or development thereof.

Permits and Licences

The current or future operations of the Issuer, including development activities and commencement of production on its properties, require permits from various government authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Issuer believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which the Issuer may require for further development of its properties or, if warranted, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Issuer might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental and Regulatory Requirements

The Issuer's operations are subject to environmental regulations promulgated by government agencies from time-to-time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. Any failure by the Issuer to comply with such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their Directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Exploration and Development of Mineral Deposits is Speculative

The exploration of mineral deposits is a speculative venture necessarily involving substantial risks. There is no certainty that the expenditures to be made by the Issuer will result in discoveries of commercially viable mineral deposits. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, develop metallurgical processes and construct mining and processing facilities at a particular site. There is no assurance that the current exploration programs planned by the Issuer will result in a profitable commercial mining operation.

Development and Production of Mineral Resources is Speculative

Resource development and production is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by the Issuer will be affected by numerous factors beyond the control of the Issuer. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Issuer, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. The effect of these factors may result in the Issuer not receiving an adequate return on invested capital.

Mining Risks

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Issuer may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Issuer's financial position.

Title Disputes

The Issuer has taken and will continue to take all reasonable steps, in accordance with the laws and regulations of the countries in which its properties are located, to ensure proper title of the properties it has acquired or may acquire in the future, either at the time of acquisition or prior to any major expenditures thereon. This should not, however, be construed as a guarantee of title. There are no assurances that the Issuer will obtain title. The properties may be subject to prior unregistered agreements, transfers, native land claims or other claims or interests and title may be affected by undetected defects. The Issuer will attempt to clear title and obtain legal opinions commensurate to the intended level of expenditures required on areas that show promise. There can be no assurance, however, that the Issuer will be successful in doing so.

Location and Area of Claims

The Issuer's properties consist in part of recorded mineral claims which have not been surveyed and, therefore, the precise area and location of such claims may be in doubt.

Management Risks

Dependence on Management

The success of the Issuer and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its Board of Directors. The loss of the services of its key employees or directors may have a material adverse effect on the Issuer.

Conflicts of Interest

Certain of the directors of the Issuer are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Issuer, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

Industry Risks

Competition

The mineral industry is intensely competitive in all its phases. The Issuer competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of

qualified employees.

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Issuer, the Issuer may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that the Issuer's exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

ITEM 6: MARKET FOR SECURITIES

The Issuer's common shares are listed and posted for trading on the TSX Venture Exchange under the symbol AUW.

ITEM 7: DIRECTORS AND OFFICERS

The names and municipalities of residence of each of the directors and officers of the Issuer, the date from which each has acted as a director or officer of the Issuer and the principal occupations in which each has been engaged during the immediately preceding five years are as follows:

Name, Municipality of Residence and Position With Issuer	Date From Which Each Has Been a Director or Officer	Principal Occupation During the Past Five Years
Raymond Roland(1) Vancouver, B.C. *President, CEO, CFO and Director*	September 26, 1997	Financial Consultant; Previously Senior Manager, Financial Services Industry Sector, Western Canada for the Royal Bank of Canada
Stephen Kenwood Surrey, B.C. *Director*	September 26, 1997	Professional Geologist, Private consultant
Vic Berar(1) Richmond, B.C. *Director*	June 10, 1998	President, Wriason Seals Ltd.
Thomas Torrance(1) North Vancouver, B.C. *Director*	April 16, 1998	Vice-President, Paper Sales, Donahuie Forest Products Inc.
Brian Harris Richmond, B.C. *Director*	June 16, 2003	Principal and director of DataPower USA Inc.; Founder of various businesses including EFTech Ltd., Best Available Seating Services (BASS) now known as Ticketmaster.

Name, Municipality of Residence and Position With Issuer	Date From Which Each Has Been a Director or Officer	Principal Occupation During the Past Five Years
David Beruschi Revelstoke, B.C. *Secretary*	December 4, 1997	Manager/ administrator construction

(1) Indicates member of the Issuer's audit committee.

The Issuer has not appointed an executive committee.

All directors of the Issuer serve in their capacity until the next Annual General Meeting of the Issuer or until their successors are elected or appointed. Officers of the Issuer serve at the discretion of the Board of Directors and as a practice are appointed each year by the Board of Directors at a meeting held following the Annual General Meeting.

As of July 31, 2003, the Issuer's directors and senior officers, as a group, beneficially hold a total of 1,248,339 common shares, directly or indirectly, representing 15.71% of the Issuer's issued common shares. No incentive stock options or share purchase warrants are currently outstanding.

Corporate Cease Trade Orders and Bankruptcies

No director, officer or other member of management of the Issuer, within the past ten years, has been, a director, officer or promoter of an issuer, that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer except for Raymond Roland and Brian Harris who were directors and officers of Ballad Gold & Silver Ltd. when it was cease traded on May 29, 2001 for more than 30 days for failure to file financial statements which cease trade order was rescinded on August 28, 2001.

Penalties or Sanctions

No director, officer or other member of management of the Issuer, within the past ten years, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

Personal Bankruptcies

None of the directors, officers or shareholders holding a sufficient number of shares of the Issuer to materially affect control of the Issuer, or a personal holding company of any such persons has, within the past ten years, been declared bankrupt or made a voluntary assignment in bankruptcy or made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Each of Raymond Roland, Stephen Kenwood and Brian Harris are directors and/or officers of other junior resource companies which companies may be in competition with the Issuer with respect to the acquisition of available mineral interests or sources of corporate financing. Should a conflict occur with respect to the interests of the Issuer and the interests of one of these other companies on these or other matters, the director involved will conduct himself in accordance with the governing legislation, declare his conflict and abstain from voting with respect to such matter.

ITEM 8: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in the Issuer's information circular for its most recent annual meeting of members that involves the election of directors, and additional financial information is provided in the Issuer's comparative financial statements for its most recently completed financial year.

The Issuer will provide to any person, on request to the Issuer:

(a) when the securities of the Issuer are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

- (i) one copy of the Annual Information Form of the Issuer, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;
- (ii) one copy of the comparative financial statements of the Issuer for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Issuer subsequent to the financial statements for its most recently completed financial year;
- (iii) one copy of the management information circular in respect of the most recent annual meeting of members that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and
- (iv) one copy of any other documents incorporated by reference into the short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b) at any time, one copy of any other documents referred to in (a)(i), (ii), and (iii) above, provided the Issuer may require payment of a reasonable charge if the request is made by a person who is not a security holder of the Issuer.

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

July 18, 2003

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

NEWS RELEASE

Auterra Ventures Inc. announces today the results from its audited annual financial statements for the year ended February 28, 2003. Auterra Ventures Inc. incurred a net loss of $191,415 ($0.02 per share) for the year ended February 28, 2003, as compared to a loss of $231,588 ($0.03 per share) for the year ended February 28, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in legal fees and administrative expenditures.

AUTERRA VENTURES INC.

Per: *"Raymond Roland*
Raymond Roland, Director

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

July 21, 2003

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

$200,000 PRIVATE PLACEMENT

Auterra Ventures Inc. ("Auterra") is pleased to announce that it has agreed to a private placement of its securities to raise $200,000. The private placement will consist of the issuance of 1,000,000 units at $0.20 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of Auterra at a price of $0.20 per share for two years.

Proceeds of the private placement are to be used on Auterra's Rabbit North Property, BC and general corporate purposes.

A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

AUTERRA VENTURES INC.

Per: *"Raymond Roland"*
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

July 28, 2003

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

NEWS RELEASE

Auterra Ventures Inc. announces today the results from its interim financial statements for the three months ended May 31, 2003. Auterra Ventures Inc. incurred a net loss of $35,284 ($0.01 per share) for the period ended May 31, 2003, as compared to a loss of $43,177 ($0.01 per share) for the comparative period in 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in professional fees and administrative expenditures.

AUTERRA VENTURES INC.

Per: *"Vic Berar"*
Vic Berar, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

September 15, 2003

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

NEWS RELEASE
$400,000 PRIVATE PLACEMENT CLOSES

Further to its news releases of June 19, 2003, Auterra Ventures Inc. (the "Company") announces the completion of its private placement of 4,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The units are subject to a hold period and may not be traded until January 11, 2004.

AUTERRA VENTURES INC.

Per: ***"Raymond Roland"***
Raymond Roland, President

82-4553

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Auterra Ventures Inc.
Name of issuer
#501, 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

September 10, 2003

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

1. 4,000,000 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.10 on or before September 11, 2005.
2. 100,000 common shares

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.10	$400,000
British Columbia	$0.11	$11,000
Total dollar value of distribution in all jurisdictions (Canadian $)		$411,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: September 10, 2003.

Auterra Ventures Inc.
Name of issuer or vendor *(please print)*

Raymond Roland, President
Print name and position of person signing

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
603492 B.C. Ltd. 24 Ocean Point Drive W. Vancouver, BC V7W 3G7	800,000 Units	$80,000	s.3.1 of MI 45-103
T-Bone Ventures Inc. #201, 1220 West 6th Avenue Vancouver, BC V6H 1A5	800,000 Units	$80,000	s.3.1 of MI 45-103
Brian Harris 4760 Williams Road Richmond, BC V7E 1J9	500,000 Units	$50,000	s. 74(2)(9) of the *B.C. Securities Act*
603494 B.C. Ltd. #201, 1220 West 6th Avenue Vancouver, BC V6H 1A5	800,000 Units	$80,000	s.3.1 of MI 45-103
James Boyce 1376 Arborlynn Drive North Vancouver, BC V7J 2V3	500,000 Units	$50,000	s.3.1 of MI 45-103
John Rizzuti 4019 Hollyridge Place Victoria, BC V8N 5N8	200,000 Units	$20,000	s.3.1 of MI 45-103
Costa Brava Imports Ltd. 4019 Hollyridge Place Victoria, BC V8N 5N8	400,000 Units	$40,000	s.3.1 of MI 45-103
Barry Hancock #38, 20751 - 87th Avenue Langley, B.C., V1M 2X3	10,000 common shares	$1,100	s. 74(2)(18) of the *B.C. Securities Act*

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
David L. Cooke 16331 59th Avenue Surrey, B.C., V3S 1J9	22,500 common shares	$2,475	s. 74(2)(18) of the *B.C. Securities Act*
D.L. Cooke & Associates 16331 59th Avenue Surrey, B.C., V3S 1J9	22,500 common shares	$2,475	s. 74(2)(18) of the *B.C. Securities Act*
Ragnar U. Bruaset 5851 Halifax Street Burnaby, B.C., V5B 2P4	22,500 common shares	$2,475	s. 74(2)(18) of the *B.C. Securities Act*
Ragnar U. Bruaset & Associates Ltd. 5851 Halifax Street Burnaby, B.C., V5B 2P4	22,500 common shares	$2,475	s. 74(2)(18) of the *B.C. Securities Act*

82-4653

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 24, 2003

Item 3. **Press Release**

Press Release dated January 24, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer reached agreement to acquire the Rabbit North gold-copper property from private owners.

Item 5. **Full Description of Material Change**

The Issuer reached agreement to acquire the Rabbit North gold-copper property from private owners. The property, located 20 km southwest of Kamloops in British Columbia, is situated between the recently enlarged 34.3 million tones of 1.14 g/t Au and 1.55% Cu at the Afton copper-gold deposit (Indicated Mineral Resources in News Release of April 17, 2002 by DRC Resources Ltd) and the world class copper mines in the Highland Valley (close to 2 billion tones of 0.4-0.5% copper in reserves and past production) operated by Teck Cominco Ltd.

The Rabbit North gold-copper property is a block of mineral claims (8800 hectares) that covers a large gold and copper porphyry system similar to the system that hosts the Afton Deposit 12 km to the north. On the property, recent exploration in 1997 found 15.4 g/t Au over 8 m. (chip sample) in back hoe trenches and 0.41% Cu over 27.5 m in a percussion drill hole.

Mr R Roland, President of the Issuer said: "The Rabbit North acquisition fits with Auterra's search for a high grade, bulk gold/copper deposit that is profitable in today's highly competitive resource environment and that will take advantage of surging gold price.

Recognizing potential for good grade gold and copper on the property, in excess of an estimated $ 2 million was spent on the property by companies like Kennco, Cominco Ltd., Chevron Minerals and last by Pan Am Resources in 1997. These companies drilled exploration targets and proved the occurrence of widespread gold and copper mineralization. Recently, new geochemical techniques, called enzyme leach, were applied and combined with the high quality information gathered by the previous explorers, point to mineralized areas never explored or drilled to date.

The qualifying person for the Issuer is Andre M. Pauwels, P.Geo, Consulting Geologist. The agreement, subject to approval by the regulatory authorities of British Columbia and the TSX Venture Exchange, gives the Issuer the option to acquire the property for issuing 300,000 shares, paying $245,000 in cash and completing $ 1,000,000 worth of work staged over 5 years. The requirements in the initial year are: 100,000 shares, $ 15,000 cash and $100,000 worth of exploration work. The acquisition is subject to a NSR Royalty in favour of the vendors: 2% for Base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by the Issuer for cash. A finders fee is payable on acquisition.

The Issuer continues its search for high quality gold prospects in British Columbia.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 24th day of January, 2003.

"Raymond Roland"
Raymond Roland, President

82-4653

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

June 19, 2003

Item 3. Press Release

Press Release dated June 19, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces a private placement of its securities.

Item 5. Full Description of Material Change

The Issuer announces that it has agreed to a private placement of its securities to raise $400,000. The private placement will consist of the issuance of 4,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.10 per share for two years.

Proceeds of the private placement are to be used on the Issuer's Rabbit North Property, BC and general corporate purposes.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 19th day of June, 2003.

"Raymond Roland"
Raymond Roland, President

82-4653

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 18, 2003

Item 3. **Press Release**

Press Release dated July 18, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its audited annual financial statements for the year ended February 28, 2003 and financial results for the same period.

Item 5. **Full Description of Material Change**

The Issuer announces today the results from its audited annual financial statements for the year ended February 28, 2003 The Issuer incurred a net loss of $191,415 ($0.02 per share) for the year ended February 28, 2003, as compared to a loss of $231,588 ($0.03 per share) for the year ended February 28, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in legal fees and administrative expenditures.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of July, 2003.

"Raymond Roland"
Raymond Roland, President

82-4653

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 22, 2003

Item 3. **Press Release**

Press Release dated July 21, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has agreed to a private placement of its securities to raise $200,000.

Item 5. **Full Description of Material Change**

Auterra Ventures Inc. ("Auterra") is pleased to announce that it has agreed to a private placement of its securities to raise $200,000. The private placement will consist of the issuance of 1,000,000 units at $0.20 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of Auterra at a price of $0.20 per share for two years.

Proceeds of the private placement are to be used on Auterra's Rabbit North Property, BC and general corporate purposes.

A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of July, 2003.

"Raymond Roland"
Raymond Roland, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 30, 2003

Item 3. **Press Release**

Press Release dated July 28, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its unaudited interim financial statements for the three months ended May 31, 2003.

Item 5. **Full Description of Material Change**

Auterra Ventures Inc. announces today the results from its interim financial statements for the three months ended May 31, 2003. Auterra Ventures Inc. incurred a net loss of $35,284 ($0.01 per share) for the period ended May 31, 2003, as compared to a loss of $43,177 ($0.01 per share) for the comparative period in 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in professional fees and administrative expenditures.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of July, 2003.

"Raymond Roland"
Raymond Roland, President

TSX venture EXCHANGE

September 8, 2003

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

Re: AUTERRA VENTURES INC. ("AUW")
Property-Asset Acquisition – Submission #84759
Private Placement-Non-Brokered – Submission #85395

This is to confirm the following:

Property-Asset Acquisition:

TSX Venture Exchange has accepted for filing an Option Agreement dated December 3, 2002 between the Company, David L. Cooke, D.L. Cooke & Associates Ltd (David Cooke, Mavis Cooke and Janice Cooke), Ragnar U. Bruaset and Ragnar U. Bruaset & Associates Ltd. (collectively the 'Vendors') whereby the Company can acquire a 100% interest in 13 claims near Logan Lake, British Columbia, referred to as the Rabbit North Property. Consideration consists of 300,000 shares, $245,000 and exploration expenditure commitments of $1,000,000 staged over five years. The total first year requirements consist of 200,000 shares, cash payments of $35,000 and exploration expenditures of $100,000. The Property is subject to a Net Smelter Royalty of 3% for gold and silver and 2% for base metals, payable to the Vendors.

The Rabbit North Property is the subject of a Geological Report prepared by Andre M. Pauwels dated February 28, 2003, as updated on July 8, 2003.

Private Placement:

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced June 19, 2003:

Number of Shares:	4,000,000 shares (of which 600,000 are flow-through)
Purchase Price:	$0.10 per share
Warrants:	4,000,000 share purchase warrants to purchase 4,000,000 shares
Warrant Exercise Price:	$0.10 for a two year period

Number of Placees: 7 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
Brian Harris	Y	500,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6599 / FAX: (604) 844-7502 / EMAIL: david.taylor@tsxventure.com.

Yours truly,

David Taylor
Corporate Analyst
Corporate Finance

DT\nl

cc: Auterra Ventures Inc.

File: ::ODMA\PCDOCS\DOCP\1173727\1

82-4653

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. **AUTERRA VENTURES INC.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 10, 2003 of 4,000,000 units of Auterra Ventures Inc. by way of private placement, Auterra Ventures Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, this 10th day of September, 2003.

AUTERRA VENTURES INC.

By: *"Raymond Roland"*
Raymond Roland, President

82-4653

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. **AUTERRA VENTURES INC.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 10, 2003 of 100,000 shares of Auterra Ventures Inc. by way of Property Acquisition, Auterra Ventures Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, this 15th day of September, 2003.

AUTERRA VENTURES INC.

By: *"Raymond Roland"*
Raymond Roland, President